UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

ML SYSTEMATIC MOMENTUM FUTURESACCESS LLC
(Exact name of registrant as specified in its charter)

DELAWARE	30-0408280
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

Barbra E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

(800) 765-0995

__________________________

Copies to:

David R. Sawyier
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:  Units of Limited Liability Company Interest

i

Item 1:  BUSINESS

ML SYSTEMATIC MOMENTUM FUTURESACCESS LLC

 ORGANIZATIONAL CHART

The organizational chart below illustrates the relationships among the various service providers to ML Systematic Momentum FuturesAccess LLC (the “Fund”).  The Fund is offered through the Merrill Lynch FuturesAccess Program (“FuturesAccess”), which makes available to qualified investors a proprietary family of futures funds (each, a “FuturesAccess Fund”) for investment.  Merrill Lynch Alternative Investments LLC is the manager (the “Manager”) of the Fund, and has full discretion over the selection of, and allocation and reallocation of the Fund’s capital among certain investment funds (the “Systematic Momentum FuturesAccess Funds”), each of which receives trading advisory services from professional trading advisors (“Systematic Momentum CTAs”) not affiliated with the Manager or the Fund.  All other service providers depicted in the organizational chart below are affiliates of the Manager.

As the Fund trades primarily in commodity interests rather than securities, the Fund qualifies for an exception from and is not registered as an investment company under the Investment Company Act of 1940, as amended (the “Company Act”).  Consequently, investors in the Fund will not have the benefit of the investor protection provisions afforded by the Company Act.

Other than the Systematic Momentum CTAs, all of the entities indicated in the Organizational Chart are Merrill Lynch affiliates.

For convenience, ML&Co. and entities affiliated with it are sometimes collectively referred to as “Merrill Lynch.”

Merrill Lynch Alternative Investments LLC sponsors and manages a variety of alternative investment funds, including the Fund, the Systematic Momentum FuturesAccess Funds, other funds within the FuturesAccess Program (“FuturesAccess Funds”), other commodity pools and funds which trade primarily in  securities rather than commodities.

The Fund is a Delaware limited liability company, formed on March 8, 2007, that allocates its capital among a group of Systematic Momentum FuturesAccess Funds, each of which implements a similar systematic-based managed futures strategy under the direction of a Systematic Momentum CTA and engages in the trading of commodity futures contracts, other commodity interests, options and forward contracts.  The Fund commenced trading on April 2, 2007.  Potential investors should view an investment in the Fund as a long-term investment.

Under its Limited Liability Company Operating Agreement (“Operating Agreement”), the Fund has delegated the exclusive management of all aspects of the business and administration of the Fund and each of the Systematic Momentum FuturesAccess Funds to the Fund’s Manager, a Delaware limited liability company.  The Manager is registered with the Commodity Futures Trading Commission (“CFTC”) as a Commodity Pool Operator (“CPO”) and Commodity Trading Advisor (“CTA”) and is a member of National Futures Association (“NFA”) in such capacities.  The Manager is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser and transfer agent.

The Systematic Momentum FuturesAccess Funds are actively-managed accounts with speculative trading profits as their objective.  The Fund currently allocates its capital among the following eight Systematic Momentum FuturesAccess Funds, the initial allocation percentage of which is also specified in the table below:

APPROXIMATE ALLOCATION PERCENTAGES OF SYSTEMATIC MOMENTUM FUTURESACCESS FUNDS
ML AlphaSimplex FuturesAccess LLC	ML Altis FuturesAccess LLC	ML Aspect FuturesAccess LLC	ML Chesapeake FuturesAccess LLC	ML GSA FuturesAccess LLC	ML John Locke FuturesAccess LLC	ML Transtrend DTP Enhanced FuturesAccess LLC	ML Winton FuturesAccess LLC
3%	15%	15%	15%	11%	11%	15%	15%

Allocations are subject to change at any time in the Manager’s discretion.  All of the Systematic Momentum FuturesAccess Funds employ systematic trading strategies, which share similar basic objectives, i.e., to identify market and price trends and to take positions in the direction of such trends, although the models which they apply to historical data may differ.  The Manager makes allocation decisions based on a combination of factors, with a special emphasis on the Manager’s assessment of the long-term return and risk forecasts of the various Systematic Momentum FuturesAccess Funds.  There is no formal limitation on the number of Systematic Momentum FuturesAccess Funds to which the Manager may allocate the Fund’s capital, the minimum or maximum target capital allocation or allocation range or the manner in which the Manager may rebalance the Fund’s portfolio or adjust relative weightings.

The Funds’ assets are used to engage in the trading of commodity futures contracts, other commodity interests, options and forward contracts pursuant to the respective investment methodologies of the Systematic Momentum CTAs.  The Manager is also responsible for selecting and monitoring the Systematic Momentum CTAs, and it may add to, remove or replace the Systematic Momentum CTAs in the future.

The Fund’s business constitutes only one segment for financial reporting purposes, i.e., operating a speculative “commodity pool.” The Fund does not engage in sales of goods or services.

General

The investment objective of the Fund is to achieve superior risk-adjusted rates of return, i.e., returns over and above the returns that the market generates for a given level risk, through a “single strategy-type” fund of funds approach focusing on, but not limited to, trend-following managed futures strategies.  Under the direction of the Manager, the Fund will seek to achieve this objective by allocating its capital among the Systematic Momentum FuturesAccess Funds, each managed by a Systematic Momentum CTA.  The Manager believes the Systematic Momentum CTAs collectively have the ability to achieve substantial capital appreciation with controlled performance volatility, with the intention of limiting the time and magnitude of drawdown periods.

Systematic trading generally assumes that a disciplined quantitative analysis of historical and contemporaneous market information without discretionary decision-making can enable a trader to forecast price action in term of trends or other market dynamics and to take positions designed to profit from it. These systems can incur substantial losses when the market significantly deviates from its usual historical patterns, e.g. when weather-related catastrophes, international political disruptions and unanticipated supply/demand imbalances unexpectedly dominate the market.

Systematic trading systems share basic similarities, although the models which they apply to historical price data differ.  Such similarities imply that there will be certain market conditions which are likely to be adverse to all or substantially all of the Systematic Momentum FuturesAccess Funds in the Fund’s portfolio.

Systematic trading strategies are speculative and involve substantial risk.  By operating the Fund as a “fund of funds” and investing in a number of different Systematic Momentum FuturesAccess Funds, the Manager attempts to mitigate the volatility and certain other risks of investing in a single Systematic Momentum FuturesAccess Fund.  While diversifying among different Systematic Momentum CTAs involves the risk of one manager’s loss frequently offsetting another’s profits, this same offsetting effect also typically reduces overall performance volatility, potentially producing a risk/return profile for the Fund that may be more consistent with the portfolio objectives of certain investors in the Fund than investing in a single Systematic Momentum FuturesAccess Fund.

One of the aims of the Fund is to provide diversification to a limited portion of the risk segment of investors’ portfolios into an investment field that has historically often demonstrated a low degree of performance correlation with traditional stock and bond holdings. Traditional portfolios invested in stocks, bonds and cash equivalents can be diversified by allocating a portion of their assets to non-traditional investments such as managed futures.  Because of its potential non-correlation with the performance of stocks and bonds, the non-traditional component can help to improve long-term returns and reduce portfolio volatility, although there can be no assurance that the Fund will achieve these objectives.

Each Systematic Momentum FuturesAccess Fund and the Manager have entered into an advisory agreement with a Systematic Momentum CTA whereby the Systematic Momentum CTA trades in the international futures and forwards markets pursuant to the Systematic Momentum CTA’s trading model. Each Systematic Momentum FuturesAccess Fund will access its trading model through a managed account, and the respective Systematic Momentum CTA will have the sole and exclusive authority and responsibility for directing the Systematic Momentum FuturesAccess Fund’s trading according to the trading model, subject to the Manager’s fiduciary authority to intervene to overrule or unwind trades if the Manager deems that doing so is necessary or advisable for the protection of the Systematic Momentum FuturesAccess Fund.

The Manager is responsible for identifying and selecting the Systematic Momentum FuturesAccess Funds in which the Fund invests, as well as for allocating and reallocating Fund capital among such Systematic Momentum FuturesAccess Funds.  The success of the Fund depends on the Manager’s selection of, and allocation of capital among, Systematic Momentum FuturesAccess Funds.

The Manager may use quantitative performance criteria, analytical and statistical techniques, market experience, qualitative due diligence and the subjective judgment of Manager personnel in reviewing and selecting prospective Systematic Momentum FuturesAccess Funds as potential investments for the Fund.  In evaluating a Systematic Momentum CTA for possible inclusion in the Fund’s portfolio, the Manager will consider a number of factors, which may include: (i) the type of systematic-based trading strategy implemented and the time frames over which the systems operate; (ii) business acumen, organizational infrastructure and internal controls; (iii) assets under management and track record; (iv) quantitative performance analysis; (v) risk management controls and procedures; (vi) business terms; (vii) conflicts of interest; (viii) the professional background, reputation and experience of a Systematic Momentum CTA’s principals and key personnel; (ix) commitment of the personal assets of a Systematic Momentum CTA’s principals and key personnel to their Systematic Momentum FuturesAccess Fund; (x) the diversification potential of including such Systematic Momentum FuturesAccess Fund together with the other Systematic Momentum FuturesAccess Funds in the Fund’s portfolio; and (xi) the sophistication and depth of resources committed to ongoing research effort.

A wide range of different factors may be considered in determining whether different Systematic Momentum FuturesAccess Funds should be included in the Fund’s portfolio,

and no representation is made that any given factor will be considered in selecting any particular Systematic Momentum FuturesAccess Fund for such portfolio.  Although quantitative analysis plays an important role in the selection process — particularly given the highly quantitative nature of the Systematic Momentum CTAs’ respective trading strategies — selecting Systematic Momentum FuturesAccess Funds for inclusion in the Fund’s portfolio ultimately involves the subjective evaluation of both quantitative and qualitative factors by the Manager’s personnel, based on some or all of the foregoing, as well as perhaps other, factors.

There can be no assurance as to what factors the Manager may consider in allocating and reallocating the Fund’s capital among the Systematic Momentum FuturesAccess Funds.

As required by applicable CFTC regulations, the Manager will inform all investors of the current allocation of the Fund’s capital among the different Systematic Momentum FuturesAccess Funds in each monthly report of the Fund.

The trading systems of the Systematic Momentum CTAs are proprietary and confidential, and the Manager’s ability to evaluate the details of these systems may be limited as a result.  The Manager is limited in its Systematic Momentum CTA selections to the Systematic Momentum FuturesAccess Funds.  There are currently only a strictly limited number of Systematic Momentum FuturesAccess Funds available for investment.

Portfolio Construction and Target Allocations

In addition to the Manager’s ability to identify and select Systematic Momentum FuturesAccess Funds, the success of the Fund also depends on the Manager’s ability to determine appropriate target allocations and relative weightings among the Systematic Momentum FuturesAccess Funds selected for the Fund’s portfolio.  The Manager devotes substantial resources to developing the capacity to formulate advantageous Systematic Momentum FuturesAccess Fund combinations, as well as to assess Systematic Momentum FuturesAccess Funds on an individual basis.  The Manager’s analysis may include a qualitative appraisal of a prospective Systematic Momentum FuturesAccess Fund’s trading style and performance combined with quantitative evaluation of the performance of each Systematic Momentum FuturesAccess Fund individually and of different possible Systematic Momentum FuturesAccess Fund combinations.  Such quantitative and qualitative criteria may include: (i) type of systematic trading program and trading style; (ii) the time frames over which the systems evaluate market prices as well as seek to implement positions; (iii) the duration of each Systematic Momentum FuturesAccess Fund’s drawdowns, speed of recovery from such drawdowns, and expected maximum drawdown; (iv) a Systematic Momentum CTA’s internal controls and risk management; (v) past and projected correlation with traditional investments such as stocks and bonds, as well as other prospective Systematic Momentum FuturesAccess Funds; and (vi) projected diversification benefit for Systematic Momentum FuturesAccess’ portfolio overall.

Both qualitative assessment and quantitative analysis will be used to develop Systematic Momentum FuturesAccess Fund combinations which the Manager identifies as having reward/risk profiles consistent with the Fund’s objectives.  For example, in evaluating the performance characteristics and risk management controls of prospective Systematic Momentum FuturesAccess Funds, the Manager focuses on risk-adjusted returns, not just cumulative profits, and on a history of avoiding major drawdowns, examining both historical performance and the policies adopted to prevent or mitigate drawdowns in the future.  By identifying Systematic Momentum FuturesAccess Fund combinations in this manner, the Manager attempts to maintain profit potential while also materially reducing the risk of major drawdowns, despite the Fund’s focus on systematic trading systems.

Systematic trading systems, such as those used by the Systematic Momentum CTAs, all share the common characteristics of attempting to identify current price trends based on historical patterns.  In addition, these systems are generally quantitative, proprietary “black boxes” generating trading signals based on proprietary computer models.  Due to the quantitative, systematic and proprietary character of systematic trading systems, the Manager is materially more limited in its ability to evaluate and distinguish among such systems than it is in the case of selecting other portfolio combinations.

The Manager will likely not allocate the capital of the Fund equally among the Systematic Momentum FuturesAccess Funds.  Rather, the Manager will make allocation decisions based on a combination of factors, with a special emphasis on the Manager’s assessment of the long-term return and risk forecasts of the various Systematic Momentum FuturesAccess Funds.  Based on its selection of initial Systematic Momentum FuturesAccess Funds and portfolio combination analysis, the Manager presently intends to allocate between approximately 5% and 20% of the Fund’s capital to each of the Systematic Momentum FuturesAccess Funds.

Allocation Ranges and Portfolio Rebalancings

The relative allocation of Fund capital among the Systematic Momentum FuturesAccess Funds selected for the Fund’s portfolio will vary, perhaps materially, over time due to market appreciation/depreciation as well as other factors.  In addition to assigning initial target allocations, the Manager will also establish an allocation range for each Systematic Momentum FuturesAccess Fund, which will affect when, and the manner in which, the Manager rebalances the Fund’s portfolio.

When allocations of Fund capital are within the pre-established range, the Manager will generally attempt to maintain the target allocation percentages among the Systematic Momentum FuturesAccess Funds primarily by managing in-flows and out-flows of Fund capital.  If the Fund has net subscriptions as of any subscription date, such subscription proceeds will be allocated generally to those Systematic Momentum FuturesAccess Funds whose relative weightings are below their target allocation percentage due to underperformance relative to the other Systematic Momentum FuturesAccess Funds (which may be due to lesser market appreciation or greater losses than other Systematic Momentum FuturesAccess Funds).  Conversely, if the Fund has net redemptions as of any redemption date, the capital necessary to pay redemption proceeds will be withdrawn generally from those Systematic Momentum FuturesAccess Funds that are above their target allocation percentage due to overperformance relative to other Systematic

Momentum FuturesAccess Funds (which may be due to greater market appreciation or lesser losses than other Systematic Momentum FuturesAccess Funds).  Subscriptions and redemptions (as applicable) will be distributed pro rata based on the disparity between the target allocation percentages and then-current weightings.

The Manager generally will not rebalance the Fund’s portfolio — even in the case of Systematic Momentum FuturesAccess Funds which exceed their respective allocation ranges — through redemptions (as opposed to managing in-flows and out-flows of capital as described in the preceding paragraph) until after a Systematic Momentum FuturesAccess Fund has been outside its designated allocation range for three consecutive months, and such rebalancings generally will be done in increments of 10% of a Systematic Momentum FuturesAccess Fund’s target allocation at any given rebalancing. The allocation range for a particular Systematic Momentum FuturesAccess Fund will be positioned around the target allocation and will generally have a width of 25% of the target allocation.

The Manager will periodically review Systematic Momentum FuturesAccess Fund performance as well as changes in market conditions to determine whether to terminate existing or to add new Systematic Momentum FuturesAccess Funds, and/or to adjust its target allocations and relative weightings among the existing Systematic Momentum FuturesAccess Funds.  The Manager’s review may include an analysis of a Systematic Momentum FuturesAccess Fund’s performance in light of general market conditions, the results achieved by comparable funds and a Systematic Momentum CTA’s expectations.  Each Systematic Momentum CTA’s adherence to stated strategies and risk control disciplines as well as any changes in the quality of a Systematic Momentum CTA’s infrastructure and personnel may also be evaluated.

The Manager generally believes each Systematic Momentum CTA should be given an opportunity to trade for some significant period of time in order to have a realistic opportunity of successfully implementing its strategy, and does not intend frequently to reallocate the Fund’s capital among the Systematic Momentum CTAs.  The Manager may at any time reduce target allocations or withdraw the Fund’s entire investment from a Systematic Momentum FuturesAccess Fund for any reason, including in the event of:  (i) a determination by the Manager that a particular Systematic Momentum CTA is not maintaining adequate risk controls, is deviating from its established trading discipline or has not kept pace with market developments; (ii) key organizational/fund changes; (iii) manager-related events; (iv) strategy drift or other change in return/risk profile; (v) a reduction in the capacity of a Systematic Momentum FuturesAccess Fund; or (vi) a determination by the Manager that a Systematic Momentum FuturesAccess Fund is sufficiently complementary to the rest of the Fund’s overall portfolio.

The Manager may change its portfolio construction methodology due to changes specific to selected Systematic Momentum FuturesAccess Funds, general changes in the market environment or other reasons.  There is no formal limitation on the number of Systematic Momentum FuturesAccess Funds to which the Manager may allocate capital (although the Manager may only invest the Fund’s capital in Systematic Momentum FuturesAccess Funds), the minimum or maximum target allocation or allocation range, or the manner in which the Manager may rebalance the portfolio or adjust relative weightings.  The Manager has complete flexibility in allocating and reallocating Fund capital in any manner that it may deem appropriate.

There can be no assurance as to which factors the Manager may consider in making capital allocations for the Fund, or as to which allocations the Manager may make.

Use of Proceeds and Cash Management Income

The Fund will allocate its subscription proceeds among the Systematic Momentum FuturesAccess Funds in order to facilitate the trading of the Systematic Momentum FuturesAccess Funds.  The Systematic Momentum FuturesAccess Funds will use capital allocated by the Fund to margin their futures trading as well as to pay the Systematic Momentum FuturesAccess Funds’ trading losses and expenses.  The primary use of the proceeds of the sale of the Fund’s units of limited liability company interest (“Units”) is to permit the Systematic Momentum CTAs to trade on a speculative basis in a wide range of different futures and forwards markets on behalf of the Systematic Momentum FuturesAccess Funds and, indirectly, the Fund.  While being used for this purpose, the assets of the Systematic Momentum FuturesAccess Funds are also generally available for cash management.

Markets Traded

Each of the Systematic Momentum FuturesAccess Funds engages in speculative trading in the U.S. and non-U.S. futures and forward markets.

Custody of Assets

All of the assets of the Fund, and of the Systematic Momentum FuturesAccess Funds, will be held in CFTC-regulated customer accounts at Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Interest

The Fund will generally earn interest, as described below, on its “Cash Assets,” which can be generally described as the cash not allocated to a Systematic Momentum FuturesAccess Fund and actually held by the Fund.   Cash Assets are held primarily in U.S. dollars.

Each Systematic Momentum FuturesAccess Fund generally will earn interest, as described below, on its “Cash Assets,” which generally can be described as the cash actually held by such Systematic Momentum FuturesAccess Fund, plus its “open trade equity,” i.e., unrealized gain and loss marked to market daily on open positions).   Cash Assets are held primarily in U.S. dollars, and to a lesser extent in foreign currencies, and are comprised of the following:  (a) the Systematic Momentum FuturesAccess Fund’s cash balances, plus open trade equity on United States futures; and (b) the Systematic Momentum FuturesAccess Fund’s cash balance in foreign currencies as a result of realized profits and losses derived from its trading in non-U.S. dollar-denominated futures and options contracts, plus open trade equity on those exchanges which settle gains and losses on open positions in such contracts prior to closing out such positions.  Cash Assets do not include, and the Systematic Momentum FuturesAccess Fund does not earn interest income on, the Systematic Momentum FuturesAccess Fund’s gains or losses on its open forward, commodity option and certain non-U.S. futures positions since such gains and losses are not collected or paid until such positions are closed out.

The Systematic Momentum FuturesAccess Fund’s Cash Assets may be greater than, less than or equal to the Systematic Momentum FuturesAccess Fund’s net asset value (on which the redemption value of the Units is based) primarily because net asset value reflects all gains and losses on open positions as well as accrued but unpaid expenses.

MLPF&S, in the course of acting as commodity broker for each Systematic Momentum FuturesAccess Fund, may lend certain currencies to, and borrow certain currencies from, any Systematic Momentum FuturesAccess Fund.  In the course of doing so, MLPF&S will retain certain amounts of interest, in addition to the other economic benefits it receives, such as receiving brokerage commissions for acting as the exclusive clearing broker for the Systematic Momentum FuturesAccess Funds.  In doing so, MLPF&S will follow its standard procedures (as such procedures may change over time) for paying interest on the assets of the commodity pools sponsored by the Manager and other MLPF&S affiliates and traded through MLPF&S.

MLPF&S estimates that the net effect of MLPF&S’ interest income and foreign currency arrangements is that each Systematic Momentum FuturesAccess Fund can expect to earn interest at the prevailing Federal Funds effective rate minus 50 basis points on approximately 75% of such Systematic Momentum FuturesAccess Fund’s Cash Assets, although the actual interest earned could be less than this amount in certain circumstances.

Class Eligibility

The Fund offers four classes (“Classes”) of Units:  Class A, Class C, Class I and Class D.  Class eligibility is determined on the basis of an investor’s total investment (“FuturesAccess Investment”) in FuturesAccess as well as, in the case of Class D Units, in the Fund.

Class	Minimum FuturesAccess Investment Amount

Classes A and C	No minimum FuturesAccess Investment required to invest in Class A or Class C Units, other than the minimum subscription amounts required to invest in the Fund.

Class I	FuturesAccess Investments of $5,000,000 or more.

Class D	FuturesAccess Investments in the Fund of $5,000,000 or more; or aggregate FuturesAccess Investments of $15,000,000 or more.

Charges

The distinguishing factor among the Classes is the fees which will be charged to each Class.

Description of Charges

Recipient	Nature of Payment	Amount of Payment

Recipient	Nature of Payment	Amount of Payment
MLPF&S	Sales Commission (paid at the Fund level)
Sales commissions are based on gross subscription amounts i.e., the total subscription prior to deduction of the sales commission

Class A

1.00% – 2.50%

The sales commission percentages applicable to subscriptions for Class A Units are as follows:

Subscriptions less than $1,000,000                                         2.5%
At least $1,000,000; less than $2,000,000                               2.0%
At least $2,000,000; less than $3,000,000                               1.5%
At least $3,000,000; less than $5,000,000                               1.0%

Class C

None

Class I

up to 0.50%

Class D

up to 0.50%

Recipient	Nature of Payment	Amount of Payment
The Manager	Sponsor Fees (asset-based and paid at the Systematic Momentum Futures Access Fund Level)
The Manager charges no Sponsor’s Fee at the Fund level, although the Manager charges Sponsor’s Fees at the Systematic Momentum FuturesAccess Fund level, and investors will be indirectly subject to their pro rata share of such fees based on the investment of the Fund in such underlying Systematic Momentum FuturesAccess Funds.

Class A Units (which pay sales commissions) pay the Manager a monthly Sponsor Fee of 1/12 of 1.5% of their month-end net asset value.

Class C Units (which do not pay sales commissions) pay the Manager a monthly Sponsor Fee of 1/12 of 2.5% of their month-end net asset value.

Class I Units (which pay sales commissions) pay the Manager a monthly Sponsor Fee of 1/12 of 1.1% of their month-end net asset value.

Class D Units (which pay sales commissions) do not pay Sponsor Fees.

Net asset value, for purposes of calculating the Sponsor Fee, is calculated prior to reduction for the Sponsor Fee being calculated.

Recipient	Nature of Payment	Amount of Payment
The Systematic Momentum CTAs	Asset-Based Management Fees (paid at the Systematic Momentum Futures Access Fund level)
No Management Fee is charged to investors at the Fund level, although Management Fees are charged to investors at the Systematic Momentum FuturesAccess Fund level, and investors will be indirectly subject to their pro rata share of such fees based on the investment of the Fund in such underlying Systematic Momentum FuturesAccess Funds.

As of the last business day of each calendar month, each Systematic Momentum FuturesAccess Fund will pay its Systematic Momentum CTA a Management Fee based on the aggregate gross asset value (prior to reduction for any accrued Performance Fees or for the Management Fee being calculated) of such Systematic Momentum FuturesAccess Fund.  Such Management Fee shall be pro rated in the case of partial calendar months, but shall not be subject to rebate once paid.  The Manager has negotiated with each of the Systematic Momentum CTAs to receive a portion of the Management Fees payable to such Systematic Momentum CTA.  Details of the Manager’s Management Fee sharing arrangements are described in the table below.

		Systematic Momentum FuturesAccess Fund	Management Fee (annual rate)	The Manager’s Share of the Management Fee
		ML AlphaSimplex FuturesAccess LLC	2%	50%
		ML Altis FuturesAccess LLC	2%	50%
		ML Aspect FuturesAccess LLC	2%	25%
		ML Chesapeake FuturesAccess LLC	2%	50%
		ML GSA FuturesAccess LLC	2%	25%
		ML John Locke FuturesAccess LLC	2%	25%
		ML Transtrend DTP FuturesAccess LLC	2%	50%
		ML Winton FuturesAccess LLC	2%	25%

Recipient	Nature of Payment	Amount of Payment
The Systematic Momentum CTAs	Performance Fees (paid at the Systematic Momentum Futures Access Fund level)
No Performance Fee is charged to investors at the Fund level, although Performance Fees are charged to investors at the Systematic Momentum FuturesAccess Fund level, and investors will be indirectly subject to their pro rata share of such fees based on the investment of the Fund in such underlying Systematic Momentum FuturesAccess Funds.

Each Systematic Momentum FuturesAccess Fund will pay to its Systematic Momentum CTA, as of each December 31 (“Performance Fee Calculation Date”), a Performance Fee based on any New Trading Profit[1] recognized by the Systematic Momentum FuturesAccess Fund as of such Performance Fee Calculation Date.  When there is an accrued Performance Fee at the time any capital withdrawal is made, the Performance Fee attributable to such capital withdrawal will be paid and will be determined by multiplying the Performance Fee that would have been paid had the date of the capital withdrawal been an Performance Fee Calculation Date by the fraction the numerator of which is the amount of the capital withdrawal and the denominator of which is the net asset value of the Fund immediately prior to the capital withdrawal, in each case prior to reduction for the accrued Performance Fee.  Such Performance Fee will be paid from and reduce the amount of the capital withdrawal.

________________________
[1]
“New Trading Profit” equals any increase in the net asset value of the respective Systematic Momentum FuturesAccess Fund as of the current Performance Fee Calculation Date over a “High Water Mark” attributable to such Systematic Momentum FuturesAccess Fund.  The “High Water Mark” attributable to a Systematic Momentum FuturesAccess Fund is equal to the highest net asset value attributable to the Systematic Momentum FuturesAccess Fund after reduction for the Performance Fee then paid, as of any preceding Performance Fee Calculation Date over the life of the Fund.  The High Water Mark is increased dollar-for-dollar by new subscriptions and decreased proportionately when capital withdrawals are made from the Systematic Momentum FuturesAccess Fund (other than to pay expenses).  The proportionate High Water Mark reduction made as a result of capital withdrawals will be calculated by multiplying the High Water Mark in effect immediately prior to such capital withdrawal by a fraction, the numerator of which is the net asset value of the Systematic Momentum FuturesAccess Fund immediately following such reallocation and the denominator of which is the net asset value of the Systematic Momentum FuturesAccess Fund immediately before such capital withdrawal, in each case prior to reduction for any accrued Performance Fee.

Recipient	Nature of Payment	Amount of Payment
The Systematic Momentum CTAs	Performance Fees (paid at the Systematic Momentum Futures Access Fund level)
 In most cases, the Manager has negotiated with the Systematic Momentum CTAs to receive a portion of any such Performance Fees payable to the Systematic Momentum CTAs.  Details of the Manager’s Performance Fee sharing arrangements are described in the table below.

		Systematic Momentum FuturesAccess Fund	Performance Fee	The Manager’s Share of the Performance Fee
		ML AlphaSimplex FuturesAccess LLC	20%	None
		ML Altis FuturesAccess LLC	20%	None
		ML Aspect FuturesAccess LLC	20%	25%
		ML Chesapeake FuturesAccess LLC	20%	None
		ML GSA FuturesAccess LLC	20%	25%
		ML John Locke FuturesAccess LLC	20%	25%
		ML Transtrend DTP FuturesAccess LLC	20%	None
		ML Winton FuturesAccess LLC	20%	25%

Recipient	Nature of Payment	Amount of Payment
MLPF&S	Brokerage Commissions (paid at the Systematic Momentum Futures Access Fund level)
No Brokerage Commission is charged to investors at the Fund level, although Brokerage Commissions are charged to investors at the Systematic Momentum FuturesAccess Fund level, and investors will be indirectly subject to their pro rata share of such fees based on the investment of the Fund in such underlying Systematic Momentum FuturesAccess Funds.

Each Systematic Momentum FuturesAccess Fund’s brokerage commissions will be paid on the completion or liquidation of a trade and are referred to as “round-turn” commissions, which cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract (a “round turn” commission).  A portion of the brokerage fees payable by a Systematic Momentum FuturesAccess Fund is paid to such Systematic Momentum FuturesAccess Fund’s executing brokers, which may or may not include MLPF&S, as the commission for their execution services.

The “round-turn” commissions paid by a Systematic Momentum FuturesAccess Fund will not exceed $15 per round-turn, except in the case of certain foreign contracts on which the rates may be as high as $100 per round-turn due to the large size of the contracts traded.  In general, the Manager estimates that aggregate brokerage commission charges (including F/X spreads – see below) will not exceed 3% and should equal approximately 0.50% per annum of the Systematic Momentum FuturesAccess Fund’s average month-end assets.

Recipient	Nature of Payment	Amount of Payment
Various Banks and Dealers, including Merrill Lynch International Bank	Currency (F/X) Dealer Spreads (paid at the Systematic Momentum Futures Access Fund level)
No Currency Dealer Spreads will be experienced at the Fund level, as the Fund will not invest directly but will rather allocate its capital among the Systematic Momentum FuturesAccess Funds, although investors will be indirectly subject to their pro rata share of such Spreads based on the investment of the Fund in such underlying Systematic Momentum FuturesAccess Funds.

A Systematic Momentum FuturesAccess Fund’s currency trades, if any, may be executed in the spot and forward foreign exchange markets (the “F/X Markets”) where there are no direct execution costs.  Instead, the participants, banks and dealers in the F/X Markets, including Merrill Lynch International Bank (“MLIB”), take a “spread” between the prices at which such banks and dealers are prepared to buy and sell a particular currency, and such spreads are built into the pricing of the spot or forward contracts with the Systematic Momentum FuturesAccess Fund.  The Manager anticipates that a portion of a Systematic Momentum FuturesAccess Fund’s foreign currency trades will be executed through MLIB, an affiliate of the Manager.

Should a Systematic Momentum FuturesAccess Fund engage in exchange for physical (“EFP”) trading, such Systematic Momentum FuturesAccess Fund would acquire cash currency positions through banks and dealers, including Merrill Lynch.  The Systematic Momentum FuturesAccess Fund would pay a spread when they exchange these positions for futures.  This spread would reflect, in part, the different settlement dates of the cash and the futures contracts, as well as prevailing interest rates, but also include a pricing spread in favor of the dealer, such as MLIB.

Recipient	Nature of Payment	Amount of Payment
Service Providers, including Merrill Lynch Entities	Operating Costs
The Fund as well as each Systematic Momentum FuturesAccess Fund pays, in addition to the other expenses described above, its operating costs, including, without limitation:  ongoing offering expenses; execution and clearing brokerage commissions (as described above); forward and over-the-counter (“OTC”) trading spreads; administrative, transfer, exchange and redemption processing, legal, regulatory, filing, tax, audit, escrow, accounting and printing fees and expenses — as well as extraordinary expenses.  Such operating costs are allocated pro rata among the Fund’s Classes of Units based on their respective net asset values.

The Manager has retained outside service providers to supply certain services, including, but not limited to, transfer agency, tax reporting, accounting and escrow services, to the Fund and the Systematic Momentum FuturesAccess Funds, as well as other funds and accounts managed by the Manager.  Operating costs  with respect to the Fund include the Fund’s allocable share of the fees and expenses of such service providers, as well as the fees and expenses of any Merrill Lynch entity or other service provider which may be retained to provide such (or other) services in the future.

The Manager	Organizational and Initial Offering Costs
The Manager may advance the expenses incurred in connection with the organization of Fund and the initial offering of its Units.  Such costs are estimated to range from $100,000 to $150,000, based on the Manager’s previous experiences with organization costs of commodity pools, although they could exceed this estimate. The Fund has reimbursed the Manager for these costs from the proceeds of the issuance of the Fund’s Units.  Such costs are being amortized against the Fund’s net asset value in 60 monthly installments, beginning with the first month-end after the initial issuance of such Units (for financial reporting purposes, all such costs must be deducted from net asset value as of the date of such initial issuance).

N/A	Ongoing Offering Expenses
The Fund will pay its own ongoing offering expenses and its pro rata share of the ongoing offering expenses of the Systematic Momentum FuturesAccess Funds, which will be allocated pro rata among each Class of Units in accordance with their respective net assets.  The ongoing offering expenses are not expected to exceed $100,000 per year, although they could exceed this estimate during any given year.

Break Even Analysis

Breakeven Table
In order for an investor to “break even” on an investment in Systematic Momentum FuturesAccess during the first year, an initial investment of $10,000 must earn trading profits of:  Class A, $375 or 3.75% (due to a $250 or 2.5% selling commission); Class C, $225 or 2.25%; Class I, $135 or 1.35% (due to a $50 or 0.5% selling commission); and Class D, $25 or 0.25% (due to a $50 or 0.5% selling commission), in each case, assuming interest income of $425 or 4.25%.

Twelve-Month Breakeven Table

Expenses	Class A		Class C		Class I		Class D
	Percentage of NAV[1]	Dollar Amount	Percentage of NAV[1]	Dollar Amount	Percentage of NAV[1]	Dollar Amount	Percentage of NAV[1]	Dollar Amount

Sales Commissions[2]	2.50%	$250	—	—	0.50%	$50	0.50%	$50

Organizational Costs[3]	0.50%	$50	0.50%	$50	0.50%	$50	0.50%	$50

FuturesAccess Brokerage Commissions and F/X Spreads[4] (estimated)	0.50%	$50	0.50%	$50	0.50%	$50	0.50%	$50

FuturesAccess Sponsor’s Fees[5]	1.50%	$150	2.50%	$250	1.10%	$110	—	—

FuturesAccess Management Fees[5]	2.00%	$2.00	2.00%	$200	2.00%	$200	2.0%	$200

Possible FuturesAccess Performance Fee Netting Costs [6]	1.00%	$100	1.00%	$100	1.00%	$100	1.00%	$100

Interest Income	(4.25)%	$(425)	(4.25)%	$(425)	(4.25)%	$(425)	(4.25)%	$(425)

TWELVE-MONTH BREAKEVEN	3.75%	$375	2.25%	$225	1.35%	$135	0.25%	$25

[1]Assumes a constant $10,000 Net Asset Value.

[2]The sales commissions are paid at the Fund level, and are a one-time charge which will not be included in the breakeven return after the first year in which Units are sold.

[3]Includes both the organizational costs of the Fund and its share, as an investor in the Systematic Momentum FuturesAccess Funds, of the Systematic Momentum FuturesAccess Funds’ organizational costs.  Estimated based on organizational costs experienced in the Systematic Momentum FuturesAccess Funds to date.

[4]Brokerage commissions and F/X spreads may differ materially from such estimates.  MLAI currently expects brokerage commissions and F/X spreads to equal approximately 0.50% per annum of any Systematic Momentum FuturesAccess Funds’ average month-end net assets based on commission costs experienced by other funds within FuturesAccess to date.

[5]Sponsor’s Fees are assessed only at the Fund level and Management Fees are assessed only at the Systematic Momentum FuturesAccess Fund level.  The highest level of Management Fees charged by the Systematic Momentum CTAs is shown.

[6]The Systematic Momentum FuturesAccess Funds will charge Performance Fees based on their individual performance irrespective of the overall performance of Systematic Momentum FuturesAccess.  The 1.00% annual figure is an estimate of this “Performance Fee Netting” cost in a “break-even” year.

Regulation

The Manager is registered with the CFTC as a commodity pool operator and commodity trading advisor and is a member of NFA in such capacities.  Each Systematic Momentum CTA is registered with the CFTC as a commodity trading advisor and is a member of NFA in such capacity, or is subject to an exemption from such registration and membership, and certain of the Systematic Momentum CTAs are registered as commodity pool operators.  MLPF&S is registered with the CFTC as a futures commission merchant (“FCM”) and is a member of NFA in such capacity.  MLPF&S is a clearing member of the Chicago Board of Trade and the Chicago Mercantile Exchange, and is either a clearing member or member of all other principal U.S. futures and futures options exchanges. Other than in respect of the registration requirements pertaining to the Fund’s securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Fund is generally not subject to regulation by the SEC.  However, the Manager itself is registered as an “investment adviser” under the Investment Advisers Act of 1940, as amended.  MLPF&S is also regulated by the SEC and the Financial Industry Regulatory Authority.

Conflicts of Interest

Merrill Lynch-Affiliated Entities

Other than the Systematic Momentum CTAs and certain executing brokers utilized by the Systematic Momentum CTAs for their Systematic Momentum FuturesAccess Funds, all parties involved in the operations of the Fund and of the Systematic Momentum FuturesAccess Funds are affiliated with Merrill Lynch.  Consequently, many of the business terms of the Fund and of the Systematic Momentum FuturesAccess Funds have not been negotiated at arm’s length.  Were investors to seek redress from Merrill Lynch for damages relating to the offering of the Units or the operations of the Fund or of the

Systematic Momentum FuturesAccess Funds, they (i) would be unlikely to have recourse against any Merrill Lynch entity, such as Merrill Lynch & Co., Inc. and Merrill Lynch International & Co., which is not a direct party to an agreement with the Fund or of the Systematic Momentum FuturesAccess Funds, and (ii) would be likely to have such recourse even in the case of such direct party entities only on a derivative basis, suing not individually but in the right of the Fund or of the Systematic Momentum FuturesAccess Funds.

MLPF&S and MLIB

MLPF&S executes, and MLIB acts as counterparty to, trades for many different clients in the same markets at the same time.  Consequently, based on their separate negotiations with MLPF&S and/or MLIB, different trading volumes, and other factors, certain of these other clients may receive lower brokerage rates or lower bid-ask spreads than the Systematic Momentum FuturesAccess Funds on the same trades. Brokerage commissions and bid-ask spreads have a major impact on the performance of the Systematic Momentum FuturesAccess Funds, and the cumulative effect of any higher rates paid by the Systematic Momentum FuturesAccess Funds may be  material.

MLPF&S and MLIB each must allocate their resources among many different clients.  They may have financial incentives, such as the negotiated right to receive higher fees with respect to certain other accounts, to favor such accounts over the Systematic Momentum FuturesAccess Funds, including by devoting more business time to such other accounts or by providing lower brokerage commissions to accounts with higher trading volume than the Systematic Momentum FuturesAccess Funds.  Because of the competitive nature of the markets in which the Systematic Momentum FuturesAccess Funds trade, to the extent that either of MLPF&S or MLIB prefers other clients over the Systematic Momentum FuturesAccess Funds, the Systematic Momentum FuturesAccess Funds are likely to incur losses.

MLPF&S and MLIB do not have to compete to provide services to the Systematic Momentum FuturesAccess Funds; consequently, there is no independent check on the quality of their services.

The Manager

Use of Merrill Lynch Affiliates

The Manager and its affiliates are the primary service providers of the Fund and of the Systematic Momentum FuturesAccess Funds, other than the Systematic Momentum CTAs, the Fund’s independent auditors, the outside counsel to Merrill Lynch and certain executing brokers that may be utilized by the Systematic Momentum FuturesAccess Funds, and will remain so even if using other firms would be more advantageous for the Fund or the Systematic Momentum FuturesAccess Funds.

Other Funds Sponsored by the Manager

The Manager might be able to add more value to the Fund if certain personnel of the Manager were to focus exclusively on managing the Fund, but none will do so.  The Manager benefits from operating accounts other than the Fund because such accounts generate significant revenues for it, and also diversify the Manager’s exposure to one or more of such accounts that may perform poorly.

The Manager sponsors numerous funds2 and may have financial incentives, such as its receipt of higher fees with respect to certain of such funds, to favor these funds over the Fund.

Certain clients of the Manager pay materially lower brokerage rates than do the Systematic Momentum FuturesAccess Funds.  In particular, certain institutional clients of Merrill Lynch receive, as a result of arm’s-length negotiations, better commission rates than the Systematic Momentum FuturesAccess Funds.

There is, in general, a shortage of qualified futures trading advisors available to manage customer assets.  The Manager has a conflict of interest in selecting the Systematic Momentum CTAs for the Systematic Momentum FuturesAccess Funds and for other accounts sponsored by the Manager.

   Performance Fees; Per-Trade Revenues

Because the Manager receives a portion of the Performance Fees paid to each Systematic Momentum CTAs, the Manager may have an incentive to select a more speculative trading advisor for a Systematic Momentum FuturesAccess Fund than the Manager otherwise would.

Because the Systematic Momentum FuturesAccess Funds pay brokerage commissions and forward trading spreads to MLPF&S and MLIB on a per-trade basis, the Manager may have an incentive to select as a Systematic Momentum CTA a commodity trading advisor that trades in higher volume, generating more revenue for MLPF&S.

Management of the Fund

The Manager may from time to time have a conflict of interest between facilitating the ongoing offering of the Units and making trading advisor or other changes which the Manager would otherwise believe to be in the best interests of the Fund.

______________________
[1]
The Manager currently sponsors the following FuturesAccess Funds in addition to the Fund and the Systematic Momentum FuturesAccess Funds: ML APM Global Commodity FuturesAccess LLC, ML Appleton FuturesAccess LLC, ML Cornerstone FuturesAccess LLC, ML Man Bayswater FuturesAccess LLC, ML Winton FuturesAccess LLC, ML Trend-Following Futures Fund L.P., and their offshore equivalents.  Investors may contact the Manager to obtain a complete list of commodity pools sponsored by the Manager and other accounts or funds managed by the Manager.

The Systematic Momentum CTAs

Other Clients and Business Activities of the Systematic Momentum CTAs

A Systematic Momentum FuturesAccess Fund might benefit significantly from an exclusive focus by the Systematic Momentum CTA on such Systematic Momentum FuturesAccess Fund rather than on its other accounts, including accounts owned by its principals.  The Systematic Momentum FuturesAccess Fund could be adversely affected by the fact that the Systematic Momentum CTA trades other accounts at the same time that it is managing the Systematic Momentum FuturesAccess Fund’s account.  Each Systematic Momentum CTA has numerous different clients and may have financial incentives, such as the receipt of higher fees from certain clients, to favor certain of such other clients over the relevant Systematic Momentum FuturesAccess Fund.

Other client accounts managed by the Systematic Momentum CTAs may significantly outperform the Systematic Momentum FuturesAccess Funds or the Fund.

Each Systematic Momentum CTA and its principals devotes a substantial portion of its business time to ventures and accounts other than managing the relevant Systematic Momentum FuturesAccess Fund’s account, including, in some cases, ventures which are unrelated to futures trading.

Each Systematic Momentum CTA acts, and may continue to act in the future, as a sponsor of its own single- or multi-advisor futures funds, some of which utilize trading strategies that are substantially similar to the trading strategies which the Systematic Momentum CTA employs on behalf of the relevant Systematic Momentum FuturesAccess Fund.  Such funds may, from time to time, be in direct competition with the Systematic Momentum FuturesAccess Funds for positions in the market.

Brokers and Dealers Selected by a Systematic Momentum CTA

A Systematic Momentum CTA may, as a condition of its managing a Systematic Momentum FuturesAccess Fund’s account, determine that such account trade through certain non-Merrill Lynch brokers with which the Systematic Momentum CTA has ongoing business dealings (even though Merrill Lynch will remain the clearing broker for the relevant Systematic Momentum FuturesAccess Fund). The Systematic Momentum CTA may have a conflict of interest between insisting on the use of such brokers and using the brokers most advantageous for the Fund.

The Systematic Momentum CTA may execute a number of the trades for the Systematic Momentum FuturesAccess Fund’s account through executing brokers affiliated with the Systematic Momentum CTA.

Performance Fees

The fact that each Systematic Momentum CTA is eligible to receive Performance Fees may cause it to trade in a more speculative fashion than it otherwise would.

Financial Advisors

Financial Advisors are the individual Merrill Lynch brokers who deal directly with Merrill Lynch clients.  Financial Advisors are compensated, in part, on the basis of the amount of securities commissions which they generate from client transactions.  Financial Advisors receive initial selling commissions and ongoing compensation on the Units they sell and have a financial incentive to encourage investors to purchase and not to redeem their Units.

Proprietary Trading

The Manager, MLPF&S, each Systematic Momentum CTA, their respective affiliates, principals and related persons may trade in the commodity markets for their own accounts as well as for the accounts of their clients.  Records of this trading will not be available for inspection by investors in the Fund.  Such persons may take positions which are the same as or opposite to those held by the Systematic Momentum FuturesAccess Funds. As a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or other actions not in violation of their fiduciary or other duties — such persons may from time to time take positions in their proprietary accounts ahead of the positions taken for the Systematic Momentum FuturesAccess Funds. In addition, on occasion orders may be filled more advantageously for the account of one or more such persons than for the Systematic Momentum FuturesAccess Fund’s account.

Transactions Between Merrill Lynch and the Fund

Certain of the service providers to the Fund and to the Systematic Momentum FuturesAccess Funds, other than the Systematic Momentum CTAs, the Fund’s independent auditors and outside counsel to Merrill Lynch, are affiliates of Merrill Lynch, including the exclusive clearing broker for the Systematic Momentum FuturesAccess Funds, MLPF&S.  Merrill Lynch negotiated with each Systematic Momentum CTA regarding the level of its advisory fees and performance-based compensation among other terms of the Systematic Momentum CTAs’ advisory agreements.  However, none of the fees paid by the Fund or by any Systematic Momentum FuturesAccess Fund to any Merrill Lynch party were negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.

Each Systematic Momentum FuturesAccess Fund pays Merrill Lynch substantial brokerage commissions as well as bid-ask spreads on forward currency trades. Such Systematic Momentum FuturesAccess Funds also will pay MLPF&S or another Merrill Lynch entity interest on short-term loans extended by MLPF&S or such other Merrill Lynch entity to cover losses on foreign currency positions in connection with the brokerage services provided by MLPF&S or such other Merrill Lynch Entity, and these entities will retain certain economic benefits, such as interest received, from possession of the Systematic Momentum FuturesAccess Funds’ capital.

In the case of EFP transactions with MLIB, Merrill Lynch recognizes certain incremental profits from the “differential” at which the Systematic Momentum FuturesAccess Funds’ cash currency positions are exchanged for futures.  Although MLPF&S will incur brokerage costs (without any incremental brokerage commission revenue) on the futures “side” of such EFPs, the Manager may have a financial incentive to encourage the Systematic Momentum CTAs to trade EFPs to a greater extent than they otherwise might.

Certain entities in the Merrill Lynch organization will be the beneficiary of certain of the revenues generated from the Fund and from the Systematic Momentum FuturesAccess Funds. The Manager controls the management of the Fund and the Systematic Momentum FuturesAccess Funds and serves as their sponsor.  Although the Manager has not sold any assets, directly or indirectly, to the Fund or to the Systematic Momentum FuturesAccess Funds, the Manager will make substantial profits from the Fund and the Systematic Momentum FuturesAccess Funds due to the foregoing revenues.

No loans have been, are or will be outstanding between the Manager or any of its principals and the Fund or the Systematic Momentum FuturesAccess Funds.

Reports

Each month the Manager sends such information to investors as the CFTC requires to be given, as well as any such other information as the Manager may deem appropriate (including the percentage change in the Net Assets of the Fund during such month and the net asset value per Unit).  Investors will also receive, not more than 90 days after the close of the Fund’s fiscal year, audited financial statements and the tax information necessary for the preparation of their annual federal income tax returns.

The approximate net asset value per Unit is available at any time from the Manager upon request.

The Fund trades on a number of foreign commodity exchanges.  The Fund does not engage in the sales of goods or services.

Risk Factors

Investors May Lose All or Substantially All of Their Investment

Investors must be prepared to lose all or substantially all of their investment.  The Fund has no “principal protection” feature assuring the return of investors’ initial investment as of a specified future date. There can be no assurance that the Fund or any Systematic Momentum FuturesAccess Fund will achieve its objective or avoid substantial or total losses.

No Performance History

The Fund and the majority of the Systematic Momentum FuturesAccess Funds are newly formed and have only a limited performance history.  The Manager has only recently begun to manage multi-advisor managed futures fund of funds such as the Fund.  The Manager’s trading principals who will make allocations for the Fund have only recently begun to operate pools and allocate capital among accounts.

Past Performance Not Necessarily Indicative of Future Results

Past performance is not necessarily indicative of future results.  A Systematic Momentum CTA’s past performance may not be representative of how it may trade in the future for the relevant Systematic Momentum FuturesAccess Fund and does not reflect the additional fees charged by the Systematic Momentum FuturesAccess Fund.  The past performance of the Fund, any Systematic Momentum FuturesAccess Fund or of any Systematic Momentum CTA is not necessarily indicative of the Fund’s, such Systematic Momentum FuturesAccess Fund’s or such Systematic Momentum CTA’s future results.  The past performance of the Systematic Momentum FuturesAccess Funds or other funds within FuturesAccess, either individually or in any combination, is not indicative of the future results of the Fund.

           Reliance on Information Received from the Systematic Momentum CTAs

The Manager has no means of independently verifying the information supplied to it by the Systematic Momentum CTAs.  All information relating to the Systematic Momentum CTAs prepared by the Manager and provided to investors generally will be based on information received from the Systematic Momentum CTAs.  There can be no assurance that such information will be accurate.

Investors themselves will have no direct dealings or contractual relationships with the Systematic Momentum CTAs.

Volatile Markets; Highly Leveraged Trading

Futures and forward trading is highly leveraged, and market price levels are volatile and materially affected by unpredictable factors such as weather and governmental intervention.  The combination of leverage and volatility creates a high degree of risk.  Additionally, although a Systematic Momentum CTA may initiate stop-loss orders on certain positions to limit downside exposure, there can be no assurance that any such stop-loss order will be executed at the desired price or time.

The low margin requirements applicable to futures trading permits traders to use an extraordinarily high degree of leverage.  A Systematic Momentum FuturesAccess Fund will often hold futures positions with a face value of 8-10 times the equity of such Systematic Momentum FuturesAccess Fund.

Concentration on Systematic Momentum CTAs

The Fund is a “single-strategy” fund of funds that invests exclusively in systematic trading managed futures strategies.  The concentration of the Fund’s portfolio may cause its performance to be more volatile than that of a fund implementing a “multi-strategy” approach.

Systematic trading systems may differ materially from each other, but all of these systems are based on the principle that historical market prices can be used to identify price trends in the market on a systematic basis.  The basic similarities of these systems may tend to cause many of them to incur losses at or about the same time.

There are certain market conditions — in particular, trendless “sideways” markets and “whipsaw” markets in which numerous apparent price trends develop and then quickly reverse — in which most systematic trading systems will incur major losses.

The Systematic Momentum CTAs generally anticipate that most of the trades indicated by their systems can be expected to be unprofitable and look to generate profits from the occasional major price trends which generate substantial profits.  In the absence of such price trends, material losses result.

Even if a Systematic Momentum CTA correctly identifies price trends as they occur, such Systematic Momentum CTA may nevertheless incur material losses if its system is unable to signal when to close out a position as a price trend is ending or reversing.  Developing a systematic means of taking profits as well as identifying trends has proved to be extremely difficult for otherwise successful systematic trading systems.

Portfolio Limited to Systematic Momentum CTAs

Systematic trading strategies share basic qualitative similarities.  Consequently, by limiting the universe of funds in which Systematic Momentum FuturesAccess will invest to those managed by Systematic Momentum CTAs, the Manager has materially limited the diversification of the Fund’s portfolio.

There are certain market conditions in which it would generally be expected that the Systematic Momentum CTAs as a group would be unprofitable, irrespective of the independence of their individual trading systems.

Use of Multiple Systematic Momentum CTAs

The Systematic Momentum CTAs will trade independently of each other and may place orders that “compete” with each other for execution or that cause the Fund (through its investment in the Systematic Momentum FuturesAccess Funds) indirectly to hold positions that offset each other (in which case the Fund would indirectly incur commissions and fees without the potential for a trading profit).

Inadvertent Concentration and Lack of Diversification

Given the general similarity in the principles on which systematic trading strategies are based, it is likely that a number of Systematic Momentum CTAs might accumulate positions in the same or related positions at the same time.  The Manager will have no authority to prevent such overconcentration from occurring.

Dependence on the Manager

The Manager is responsible for identifying and selecting the Systematic Momentum FuturesAccess Funds and allocating and reallocating the Fund’s capital among them.  The success of the Fund depends on the ability of the Manager to select and construct an appropriate portfolio of Systematic Momentum FuturesAccess Funds.  The Manager’s judgment as to which Systematic Momentum FuturesAccess Funds are likely to be profitable may be incorrect, and subjective decisions made by the Manager may cause the Fund to incur losses or to miss profit opportunities on which it would otherwise have capitalized.

No Formal Investment Restrictions or Allocation Limits

In constructing the Fund’s portfolio, the Manager is not subject to any formal diversification requirements or restrictions (other than the restrictions that only Systematic Momentum FuturesAccess Funds be included in such portfolio).  There are no limitations on the minimum or maximum number of Systematic Momentum FuturesAccess Funds, or on the absolute or relative percentage of the Fund’s capital which may be allocated to any Systematic Momentum FuturesAccess Fund.  Certain Systematic Momentum FuturesAccess Funds selected by the Manager may be allocated substantially larger portions of the Fund’s capital than others.  In addition, the relative allocation among the Systematic Momentum FuturesAccess Funds will vary, perhaps materially, over time due to market appreciation/depreciation and other factors (including the Manager’s decision to modify any one or more Systematic Momentum FuturesAccess Funds’ target allocation and relative weighting).

Due to the limited number of available Systematic Momentum FuturesAccess Funds, the Fund will necessarily allocate a significant percentage of its capital to certain of such Systematic Momentum FuturesAccess Funds.

Changes in Systematic Momentum FuturesAccess Funds and Allocations

The Manager may add to or change the Systematic Momentum FuturesAccess Funds included in the Fund’s portfolio, as well as their target allocations and allocation ranges, from time to time.

Limited Liquidity

Units may only be redeemed as of the end of a calendar month upon at least 10 days’ prior notice, and the Fund’s ability to effect redemptions and pay redemption proceeds is dependent on its ability to redeem and receive redemption proceeds from the Systematic Momentum FuturesAccess Funds.  While the Systematic Momentum FuturesAccess Funds generally provide substantially greater investor liquidity than do private investment funds which trade securities (“hedge funds”), this is not always the case, and under certain market conditions the Fund or any Systematic Momentum FuturesAccess Fund may provide only limited investment liquidity.  In disrupted markets, a Systematic Momentum FuturesAccess Fund and, consequently, the Fund may not be able to meet redemption requests on a timely basis.

The Manager has complete discretion to determine the Systematic Momentum FuturesAccess Funds from which the Fund will redeem in order to fund redemptions by investors.  In addition, the Manager has broad authority to postpone redemptions if the Manager believes that not doing so might have adverse consequences for non-redeeming investors.  Accordingly, the Manager may elect not to redeem (and is under no obligation to redeem) all or any portion of the Fund’s investment in any particular Systematic Momentum FuturesAccess Fund that could otherwise be liquidated at a given time in order to satisfy redemption requests by investors if the Manager determines that such liquidation may have an adverse effect on the Fund or the overall allocation of its assets among the Systematic Momentum FuturesAccess Funds.

Substantial Charges

The Fund and each Systematic Momentum FuturesAccess Fund is subject to substantial charges.  Moreover, certain of these charges — brokerage commissions and F/X spreads — depend on trading frequency and, under certain market conditions, may substantially exceed estimated levels.

Importance of General Market Conditions

Overall market or economic conditions — which neither the Manager nor any Systematic Momentum CTA can predict or control — have a material effect on the performance of any managed futures strategy.  Such overall conditions can adversely affect the performance of the Systematic Momentum CTAs.

Many speculative futures strategies are trend-following trading systems which anticipate that more than half of their trades will be unprofitable and seek to achieve overall profitability by substantial gains made on a limited number of positions.  These strategies can generally only be successful in markets in which strong price trends occur.  In stagnant markets in which such trends do not occur, or in “whipsaw markets” in which apparent trends develop but then quickly reverse, trend-following trading systems are likely to incur substantial losses.

No Assurance of Non-Correlation; Limited Value of Non-Correlation Even if Achieved

Not only is the past performance of the Fund, any Systematic Momentum FuturesAccess Fund or any Systematic Momentum CTA not necessarily indicative of its future results (due to the speculative character of managed futures), but also there can be no assurance that the Fund’s or any Systematic Momentum FuturesAccess Fund’s results will be non-correlated with (i.e., unrelated to) the general stock and bond markets.  If the Fund’s performance or the performance of a significant number of the Systematic Momentum FuturesAccess Funds is not non-correlated to these markets, the Fund cannot help to diversify an overall portfolio.

Investors should evaluate an investment in the Fund in terms of the alternative of an investment in a cash equivalent, such as 91-day Treasury bills, which can be relied upon to (i) be generally non-correlated with equity and debt price levels, (ii) generate a positive yield and cash flow, (iii) be highly liquid, (iv) have almost no risk of loss of principal and (v) incur virtually no costs or expenses.

Even if the Fund’s performance is generally both profitable and non-correlated to the general stock and bond markets, there are highly likely to be significant periods during which the Fund’s results are similar to those of an investor’s stock and bond holdings, thereby reducing or eliminating the Fund’s diversification benefits.  During unfavorable economic cycles, an investment in the Fund may increase rather than mitigate a portfolio’s aggregate losses.

Systematic Strategies

The widespread use of technical trading systems frequently results in numerous managers attempting to execute similar trades at or about the same time, altering trading patterns and affecting market liquidity.  Furthermore, the profit potential of trend-following systems may be diminished by the changing character of the markets, which may make historical price data (on which technical trading systems are based) only marginally relevant to future market patterns.

           Technical Analysis

Technical strategies rely on information intrinsic to the market itself — prices, price patterns, volume, volatility, etc. — to determine trades.  These strategies can incur major losses when factors exogenous to the markets themselves — political events, natural catastrophes, acts of war or terrorism, etc. — dominate the markets.

           Fundamental Analysis

Fundamental analysis is premised on the assumption that markets are not perfectly efficient, that informational advantages and mispricings do occur and that econometric analysis can identify trading opportunities.  Fundamental analysis may incur substantial losses if such economic factors are not correctly analyzed, not all relevant factors are identified and/or market forces cause mispricings to continue despite the traders having correctly identified such mispricings.  Fundamental analysis may also be more subject to human error and emotional factors than technical analysis.

           Risk of Loss Due to Trading Errors and the Failure of Trading Systems

The Fund is subject to the risk of failures or inaccuracies in the trading systems of the Systematic Momentum CTAs.  Trades for the Fund may be placed or executed in error due to: (a) technical errors such as coding or programming errors in software, hardware problems and inaccurate pricing information provided by third parties (b) execution errors such as keystroke, typographic or inadvertent drafting errors.  Many exchanges have adopted “obvious error” rules that prevent the entry and execution of trades more than a specified amount away from the current best bid and offer on the exchange.  However, such rules may not be in place on the exchanges on which the Systematic Momentum CTAs trade on behalf of the Fund and may not be enforced even if in effect.

Moreover, such rules likely would not prevent the entry and execution of a trade entered close to the market price but at an erroneous size.

Moreover, the Fund is subject to the risk of the unavailability or failure of the trading systems of the Systematic Momentum CTAs or the computer systems of the exchanges on which the Systematic Momentum CTAs trade.  Any such errors or failures could subject the Fund to substantial losses.

Forward Trading

The Systematic Momentum FuturesAccess Funds will trade currencies in the forward in addition to in the futures markets.  The forward markets are OTC, not exchange, markets, and as such are not subject to the breadth of regulation applicable to the futures markets.  In trading in these markets, the Systematic Momentum FuturesAccess Funds will be dependent on the credit standing of the counterparties with which they trade, without the financial support of any clearinghouse system.  In addition, the prices offered for the same forward contract may vary significantly among different forward market participants.  Forward market counterparties are under no obligation to enter into forward transactions with the Systematic Momentum FuturesAccess Funds, including transactions through which the Systematic Momentum FuturesAccess Funds are attempting to liquidate open positions.

Exchange of Futures for Physicals

A Systematic Momentum CTA may engage in EFP transactions.  An EFP permits positions to be established in the forward or cash markets during off-hours when futures exchanges are closed or at prices different from those prevailing on the exchange, which positions are then exchanged for futures contracts.  The pricing of EFPs may, accordingly, vary from the pricing of exchange-traded futures, and additional transaction costs are included in exchanging the forward or cash position for the equivalent futures position.

Increased Assets Under Management

There appears to be a tendency for the rates of return achieved by managed futures advisors to decline as assets under management increase.  No Systematic Momentum CTA has agreed to limit the amount of additional equity which it may manage, and most of them are at or near their all-time high in assets under management.

In addition to a number of the Systematic Momentum CTAs being at or near all-time highs in assets under management, the aggregate capital committed to the managed futures sector in general is also at an all-time high.  The more capital that is traded in these markets, the greater the competition for a finite number of positions and the less the profit potential for all strategies.

No Assurance of Systematic Momentum CTA’s Continued Service

Although each Systematic Momentum CTA will commit to manage the relevant Systematic Momentum FuturesAccess Fund for a certain period of time, there is no assurance that such Systematic Momentum CTA will be willing or able to continue to provide advisory services to such Systematic Momentum FuturesAccess Fund.

The Manager may at any time terminate a Systematic Momentum CTA and dissolve the relevant Systematic Momentum FuturesAccess Fund.

Loss of Systematic Momentum CTA Principals

If the services of any of the principals of a Systematic Momentum CTA became unavailable, the relevant Systematic Momentum FuturesAccess Fund could sustain losses and/or be required to liquidate.

Systematic Momentum CTA Risk

Each Systematic Momentum FuturesAccess Fund is subject to the risk of the bad judgment, negligence or misconduct of its Systematic Momentum CTA.  There have been a number of instances in recent years in which private investment funds have incurred substantial losses due to manager misconduct.

Trade Execution Risk\

A Systematic Momentum CTA may use executing brokers unaffiliated with Merrill Lynch.  In the event of a trading error, the Fund and the relevant Systematic Momentum FuturesAccess Fund may have no effective remedy against such executing brokers.

Changes in Trading Strategy

A Systematic Momentum CTA may make material changes in its trading strategies without the knowledge of the Manager.  Particularly given the “black box” character of many managed futures strategies, it is virtually impossible for the Manager to detect strategy changes.

Illiquid Markets

Certain positions held by the Systematic Momentum FuturesAccess Funds may become illiquid, preventing the Systematic Momentum CTAs from acquiring positions otherwise indicated by its strategy or making it impossible for the Systematic Momentum CTAs to close out positions against which the market is moving.

Certain futures markets are subject to “daily price limits,” restricting the maximum amount by which the price of a particular contract can change during any given trading day.  Once a contract’s price has moved “the limit,” it may be impossible or economically non-viable to execute trades in such contract.  From time to time, prices have moved “the limit” for a number of consecutive days, making it impossible for traders against whose positions the market was moving to prevent large losses.

Possible Effects of Speculative Position Limits

The CFTC and the U.S. commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on U.S.  commodities exchanges.  All accounts owned or managed by a Systematic Momentum CTA will be combined for position limit purposes.  The Systematic Momentum CTA could be required to liquidate positions held for the relevant Systematic Momentum FuturesAccess Fund in order to comply with such limits.  Any such liquidation could result in substantial costs to such Systematic Momentum FuturesAccess Fund and, indirectly, to the Fund.

Redemptions Restricted

Investors’ limited ability to redeem Units could result in there being a substantial difference between a Unit’s redemption value and its net asset value as of the date by which irrevocable redemption requests must be received.

Trading on Non-U.S. Exchanges

The Systematic Momentum CTAs trade extensively on non-U.S. exchanges.  These exchanges are not regulated by any U.S. governmental agency.  The Systematic Momentum FuturesAccess Funds could incur substantial losses trading on foreign exchanges to which they would not have been subject had the Systematic Momentum CTAs limited their trading to U.S. markets.

The profits and losses derived from trading foreign futures and options will generally be denominated in foreign currencies; consequently, each Systematic Momentum FuturesAccess Fund will be subject to a certain degree of exchange-rate risk in trading such contracts.

The U.S. tax treatment of foreign futures trading is adverse compared to the tax treatment of U.S. futures trading.

No Representation of Investors

Prospective investors have not been represented in any of the negotiations relating to the formation of FuturesAccess, the Fund or of any of the Systematic Momentum FuturesAccess Funds, or the determination of any of their respective business terms.  The business terms of the Fund and of the Systematic Momentum FuturesAccess Funds also were not negotiated at arm’s length with any investor.

Conflicts of Interest

The Fund and the Systematic Momentum FuturesAccess Funds are subject to a number of material actual and potential conflicts of interest, raising the possibility that investors will be disadvantaged to the benefit of the Manager, the Systematic Momentum CTAs or their respective principals and affiliates.  No formal policies or procedures have been adopted to resolve these conflicts.

The Manager

The Manager is subject to conflicts of interest in selecting the Systematic Momentum CTAs because MLPF&S and MLIB will receive more transactional revenues the more frequently a given Systematic Momentum CTA trades, and because the Manager will receive a share of the Management and/or Performance Fees owed to the Systematic Momentum CTAs.

Merrill Lynch may invest all or a portion of the initial capital needed to permit the Fund and/or the Systematic Momentum FuturesAccess Funds to begin trading before sufficient client capital has been raised to meet the minimum capitalization necessary to implement the trading strategy of the Fund and/or the Systematic Momentum FuturesAccess Funds, although it is not obligated to do so.  Merrill Lynch has a conflict of interest in determining whether to provide seed capital to the Fund and/or the Systematic Momentum FuturesAccess Funds and in what amount because Merrill Lynch derives economic benefits from the operation of the Fund and the Systematic Momentum FuturesAccess Funds.

Systematic Momentum CTAs

Each Systematic Momentum CTA devotes only such time to the business of the relevant Systematic Momentum FuturesAccess Fund as it determines is necessary.  Each Systematic Momentum CTA and its principals are entitled to engage, and do engage, in a number of other activities, including, for example, managing other discretionary accounts and managed futures funds.  Accordingly, conflicts may arise with respect to the time and resources that the Systematic Momentum CTA and its principals may devote to the relevant Systematic Momentum FuturesAccess Fund.

Each Systematic Momentum CTA may have financial and other incentives to prefer certain accounts over the Fund, or to use certain executing brokers for the Fund.

Proprietary Trading

MLAI, MLPF&S, each Systematic Momentum CTA and their respective principals and employees may trade futures and forward contracts for their own accounts.  The records of such trading will not be made available to investors.

Risk of Loss Due to the Bankruptcy or Failure of One of the Counterparties, Brokers and Exchanges

The Systematic Momentum FuturesAccess Funds are subject to the risk of the insolvency of their counterparties (such as broker-dealers, FCMs, banks or other financial institutions, exchanges or clearinghouses).

The assets of the Systematic Momentum FuturesAccess Funds could be lost or impounded during a counterparty’s bankruptcy or insolvency proceedings and a substantial portion or all of the Systematic Momentum FuturesAccess Funds’ assets may become unavailable to it either permanently or for a matter of years.  Were any such bankruptcy or insolvency to occur, the Manager might decide to liquidate the relevant Systematic Momentum FuturesAccess Fund or suspend, limit or otherwise alter trading, perhaps causing the Systematic Momentum FuturesAccess Fund to miss significant profit opportunities.

There are increased risks in dealing with offshore brokers and unregulated trading counterparties, including the risk that assets may not benefit from the protection afforded to “customer funds” deposited with regulated brokers and dealers.  Each Systematic Momentum CTA may be required to post margin for its foreign exchange transactions with foreign exchange dealers who are not required to segregate customer funds.  In the case of a counterparty’s bankruptcy or inability to satisfy substantial deficiencies in other customer accounts, a Systematic Momentum CTA may recover, even in respect of property specifically traceable to the Systematic Momentum CTA’s account, only a pro rata share of all property available for distribution to all of such broker’s or dealer’s customers.

FCMs are required to segregate assets pursuant to CFTC regulations.  If the assets of the Fund were not so segregated by its FCMs, the Fund would be subject to the risk of the failure of such FCMs.  Even given proper segregation, in the event of the insolvency of an FCM, the Fund may be subject to a risk of loss of its funds and would be able to recover only a pro rata share (together with all other commodity customers of such FCM) of assets, such as U.S. Treasury bills, specifically traceable to the account of the Fund and its investors.  In certain past commodity broker insolvencies, customers have, in fact, been unable to recover from the broker’s estate the full amount of their “customer” funds.  In addition, under certain circumstances, such as the inability of another client of an FCM or the FCM itself to satisfy substantial deficiencies in such other client’s account, the Fund may be subject to a risk of loss of the assets on deposit with the FCM, even if such assets are properly segregated.  In the case of any such bankruptcy or client loss, the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the FCM’s clients.

Many of the markets in which each Systematic Momentum CTA effects its transactions are OTC or “inter-dealer” markets.  The participants in these markets typically are not subject to the type of strict credit evaluation and regulatory oversight applicable to members of “exchange-based” markets, and transactions in these markets typically are not settled through exchanges or clearinghouses that guarantee the trades of their participants.  Rather, the responsibility for performing under a particular transaction rests solely with the counterparty to such transactions.  To the extent the Systematic Momentum CTA invests in swaps, derivatives or synthetic instruments or other OTC transactions in these markets, the Systematic Momentum CTA’s account is subject to the credit risk of the parties with which it trades and deposits collateral.  The Systematic Momentum CTA’s account is also subject to the risk that a counterparty may not settle a transaction because such counterparty is unwilling or unable to do so (for example, because of a credit or liquidity problem affecting the counterparty), potentially resulting in significant losses — perhaps in respect of an offsetting position on which the Systematic Momentum CTA’s account remains obligated to perform.

The Manager has no control over selection of counterparties by any Systematic Momentum CTA, and the Systematic Momentum CTAs are not generally restricted from dealing with any particular counterparty (regulated or unregulated) or from concentrating any or all of their transactions with a single counterparty or limited number of counterparties.  In addition, the Manager has no ability to assess the extent to which a Systematic Momentum CTA maintains its assets in unregulated accounts subject to the bankruptcy of the counterparties holding such assets.

Regulatory Changes Could Restrict the Fund’s Operations

Each Systematic Momentum FuturesAccess Fund implements speculative, highly-leveraged strategies.  From time to time there is governmental scrutiny of these types of strategies and political pressure to regulate their activities.  For example, foreign governments have from time to time blamed the declines of their currencies on speculative currency trading and imposed restrictions on speculative trading in certain markets.

Regulatory changes could adversely affect the Systematic Momentum FuturesAccess Funds by restricting their markets, limiting their trading and/or increasing the taxes to which investors are subject.  The Manager is not aware of any pending or threatened regulatory developments which might adversely affect the Fund or the Systematic Momentum FuturesAccess Funds.  However, adverse regulatory initiatives could develop suddenly and without notice.

Dilution of an Investor’s Economic Interest

An investor’s economic interest in FuturesAccess, in the Fund, or in the Systematic Momentum FuturesAccess Funds is subject to dilution in certain cases.  For example, an existing investor in a Systematic Momentum FuturesAccess Fund at a time that such Systematic Momentum FuturesAccess Fund has a loss carryforward will have its economic interest diluted if a new investor subscribes to the Systematic Momentum FuturesAccess Fund, reducing the per Unit loss carryforward otherwise outstanding with respect to the calculation of the Systematic Momentum FuturesAccess Fund’s Performance Fee.  Existing investors’ interests in Performance Fee reversals are similarly diluted by subsequent subscriptions.

Performance Fees

The Performance Fees paid to the Systematic Momentum CTAs may give them an incentive to engage in more speculative investing and trading strategies in an effort to increase their rate of return and the Performance Fees received.

The fact that the Manager shares in the performance fees paid to Systematic Momentum CTAs may create an incentive for the Manager to select particular Systematic Momentum CTAs and/or take or omit to take certain actions with respect to the Systematic Momentum FuturesAccess Funds which the Manager would not otherwise have done.

Performance Fees are not calculated on the basis of any individual investor’s investment experience but rather on the basis of the performance of a Systematic Momentum FuturesAccess Fund as a whole.

Mandatory Redemptions

The Fund, and any of the Systematic Momentum FuturesAccess Funds, will mandatorily redeem all of its outstanding Units in the event that the amount of assets invested in the Fund or the respective Systematic Momentum FuturesAccess Fund declines to a level such that the Manager believes that the continued operation of the Fund or the respective Systematic Momentum FuturesAccess Fund would be impracticable, imprudent or uneconomical.  The Fund and any Systematic Momentum FuturesAccess Fund may also redeem the Units held by any particular investor if the Manager determines that (a) such investor’s continued holding of Units could result in adverse consequences to the Fund or such Systematic Momentum FuturesAccess Fund, (b) such investor has a history of excessive exchanges between different FuturesAccess Funds that is contrary to the purpose and/or efficient management of FuturesAccess, (c) such investor’s investment in the Units, or investment in FuturesAccess, is below the minimum level established by the Manager (including any increase in such minimum level that may be implemented by the Manager in the future), or (d) for any other reason.

Mandatory redemption of an investor’s Units could occur before such Units have had a realistic chance of being profitable.

*    *    *    *    *

THE FOREGOING RISK FACTORS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN INVESTING IN THE UNITS.  PROSPECTIVE SUBSCRIBERS SHOULD READ THE ENTIRE FUTURESACCESS CONFIDENTIAL PROGRAM DISCLOSURE DOCUMENT AND CONSULT WITH THEIR LEGAL, TAX AND FINANCIAL ADVISORS BEFORE DETERMINING WHETHER TO INVEST IN THE FUND.

PROSPECTIVE INVESTORS SHOULD NOT CONSIDER INVESTING IN THE FUND IF THEY ARE UNABLE TO FULLY UNDERSTAND, OR ARE UNWILLING AND FINANCIALLY UNABLE TO ASSUME, THE SUBSTANTIAL RISKS INVOLVED IN INVESTING IN THE FUND AND THE SYSTEMATIC MOMENTUM FUTURESACCESS FUNDS, WHICH INCLUDE THE RISK OF LOSING ALL OR SUBSTANTIALLY ALL OF THEIR INVESTMENT.

BECAUSE THE SYSTEMATIC MOMENTUM CTAS’ STRATEGIES ARE PROPRIETARY AND CONFIDENTIAL, ONLY THE MOST GENERAL DESCRIPTION OF THE RISKS INVOLVED IN THE OPERATION OF THE

SYSTEMATIC MOMENTUM FUTURESACCESS FUNDS IS POSSIBLE HEREIN.  NO SUCH DESCRIPTION CAN FULLY CONVEY THE RISKS OF THE HIGHLY-LEVERAGED STRATEGIES WHICH THE SYSTEMATIC MOMENTUM CTAS IMPLEMENT.

Item 2:  FINANCIAL INFORMATION

The Fund commenced operations on April 2, 2007, and the Class C Units of the Fund began trading on June 1, 2007.  As of September 30, 2007, the Class C Units of the Fund had experienced the trading returns set forth below:

TRADING RETURNS OF THE FUND

Investment Period                                                                           Net Return for Period

6/1/2007 – 6/30/2007                                                                           4.32

7/1/2007 – 7/31/2007                                                                           (4.20)%

8/1/2007 – 8/31/2007                                                                           (5.27)%

9/1/2007 – 9/30/2007                                                                           6.67%

Net Return is based on the performance of Class C Units of the Fund, which reflect returns after the payment of the fees and expenses described for the Class C Units in this Registration Statement.

An audited Seed Capital Balance Sheet is included in the Financial Data section of this filing, beginning at page F-1 hereof.

Item 3:  PROPERTIES

The Fund does not own or use any physical properties in the conduct of its business.

The Fund’s administrative office is the administrative offices of the Manager – 1200 Merrill Lynch Drive (1B), Pennington, New Jersey 08534.

The Fund’s assets currently consist of cash and U.S. Treasury Bills, as well as shares of the underlying Systematic Momentum FuturesAccess Funds.

Item 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

As of October 5, 2007, the beneficial ownership of securities in the Fund by a person or “group” (as defined in Section 13(d)(3) of the Exchange Act) of more than 5% of the Units was as follows:

Title of Class	Name and Address of Owner	Amount and Nature of Ownership	Approximate Percent of Fund Units
Class D Units	ML Fund Investors, Inc.	31,078,544 Units / Direct Ownership	43%

Security Ownership of Management

As of October 5, 2007, the ownership of securities in the Fund by management was as follows:

Title of Class	Name and Address of Owner	Amount and Nature of Ownership	Approximate Percent of Fund Units
Class D Units	Merrill Lynch Alternative Investments LLC	31,078,544 Units* / Indirect	43%

*In addition to acting as Manager of the Fund, Merrill Lynch Alternative Investments LLC has dispositive power with respect to ML Fund Investors, Inc.

As of October 30, 2007, the principals of the Manager did not own any Units, the Systematic Momentum CTAs did not own any Units, and none of the Manager, its principals or the Systematic Momentum CTAs had the right to acquire beneficial ownership of any Units.

Changes in Control

There have been no changes in control of the Fund.

Item 5:  DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors and Executive Officers

As a limited liability company, the Fund itself has no officers or directors and is managed by the Manager. Trading decisions are made by the Systematic Momentum CTAs on behalf of the Fund.  In each case below, the directors and officers of the Manager are not independent and are employed for an indefinite term, subject to removal by the Manager.

The principal officers of the Manager and their business backgrounds are as follows.

ROBERT D. OLLWERTHER	Chief Executive Officer, President and Manager
STEVEN B. OLGIN	Vice President and Manager
THOMAS W. LEE	Vice President and Manager
BARBRA E. KOCSIS	Chief Financial Officer
SHAWN T. WELLS	Vice President

Robert D. Ollwerther is Chief Executive Officer, President and a Manager of the Manager and is a Managing Director of Merrill Lynch’s Hedge Fund Development & Management Group (“HFDMG”).  He has over 20 years of experience in the securities industry, and is also registered with NFA as a principal of the Manager.  He began his career with Coopers & Lybrand, CPAs. Since joining Merrill Lynch in 1981, he has primarily served in Finance positions in the U.S. and abroad, including Chief Financial Officer for Europe, the Middle East and Africa, Chief Financial Officer for Latin America and Canada, Chief Financial Officer of Global Equity Markets, Director of Institutional and International Audit and Manager of ML & Co. Financial Reporting.  He holds a Bachelor of Science in Accounting from Fairfield University and a Master of Business Administration from New York University, and is a Certified Public Accountant.

Steven B. Olgin is a Vice President and a Manager of the Manager, is registered with NFA as a principal of the Manager and is a Managing Director of Merrill Lynch Global Private Client (“GPC”).  Before joining the Manager in 1994, Mr. Olgin was an associate of the law firm of Sidley & Austin, from 1986 until 1994.  Mr. Olgin graduated from The American University with a Bachelor of Science in Business Administration and a Bachelor of Arts in Economics, and received his Juris Doctor from The John Marshall Law School.  Mr. Olgin was a member of the Managed Funds Association’s Government Relations Committee and has served as an arbitrator for NFA.

Thomas W. Lee is a Managing Director in Merrill Lynch’s Market Investments and Origination Group, responsible for Global Private Client's equity and debt new issue businesses, and is a Vice President and Manager of the Manager, and his registration as a principal of the Manager is pending with NFA.  Prior to joining Merrill Lynch in 1998, Mr. Lee was a corporate securities attorney at the law firm of Brown & Wood.  Mr. Lee received his J.D. from Emory University School of Law and a B.S. from Cornell University.

Barbra E. Kocsis is the Chief Financial Officer for the Manager, is registered with NFA as a principal of the Manager and is a Director within the Merrill Lynch Global Private Client Global Infrastructure Solutions group, positions she has held since October 2006.  Prior to serving in her current roles, she was the Fund Controller of the Manager from May 1999 to September 2006.  Before joining the Manager, Ms. Kocsis held various accounting and tax positions at Derivatives Portfolio Management LLC from May 1992 until May 1999, at which time she held the position of accounting director.  Prior to that, she was an associate at Coopers & Lybrand in both the audit and tax practices.  She graduated cum laude from Monmouth College with a Bachelor of Science in Business Administration - Accounting.

Shawn Wells is a Vice President of the Manager and the General Counsel for HFDMG, a position he has held since October 2005.  Prior to that time, Mr. Wells served as Senior Associate General Counsel at Franklin Templeton Investments, serving as Chief Counsel of the firm's International and Alternative Strategies divisions from October 1996 to December 1997 and again from September 1998 to October 2005.  Mr. Wells is a Certified Public Accountant, and received a BBA in Finance and Accounting from the

University of Texas at Austin, and his JD from Southern Methodist University, where he was an editor of the SMU Law Review.

In addition to serving as Manager to the Fund and other funds that are part of the FuturesAccess Program, the Manager acts as general partner to another public futures fund whose units of limited partnership interest are registered under the Exchange Act: ML Select Futures I, L.P.  Because the Manager serves as the sole general partner of this fund, the officers and managers of the Manager effectively manage it as officers and directors of such fund.  Prior to December 31, 2003, the Manager (while still known as MLIM Alternative Strategies LLC) acted as general partner of six public futures funds whose units of limited partnership interest are registered under the Exchange Act.

Portfolio Management

The principals of the Manager who participate in the investment and operational decisions for the Fund and their business backgrounds are as follows:

William Marr is a Managing Director of HFDMG and is registered with NFA as a principal of the Manager.  Prior to joining Merrill Lynch in May 2006, Mr. Marr was Managing Director and Global Head of Alternative Investments for Julius Baer Investment Management, LLC, which he joined in July 2002 after serving as Senior Vice President and Head of FX Trading and Sales at Bank Julius Baer.  Prior to joining Bank Julius Baer in 1998, Mr. Marr was Vice President of FX Hedge Fund Development at AIG International.  From 1990 to 1997, Mr. Marr actively traded and managed FX cash, futures, forwards and derivatives for Credit Commerciale de France (1995–1997), UBS (1994–1995) and Bankers Trust (1990–1994).  He received a Bachelor of Arts from Bowdoin College.

Alternative Investments Investment Committee

The Manager’s Alternative Investments Investment Committee (“AIIC”), has been constituted to evaluate alternative investment funds proposed for distribution to Merrill Lynch clients, and meets on a regular basis to review, among other things, the Fund’s investment process, portfolio design, construction, rebalancing rules and risk controls.  The AIIC is chaired by Michael O’Keeffe and, in addition to Mr. Ollwerther, whose biographical information is listed above, is composed of the following voting members:

Michael O’Keeffe.  Mr. O’Keeffe is a Managing Director of GWM and leads GWM IMG.  Mr. O’Keeffe joined Merrill Lynch in November 2004 in his current capacity.  He was previously employed by Wilshire Associates from 1984 to 1988 and 1990 to 2004, most recently as a Managing Director.  He was also a Vice President at Callan Associates from 1988 to 1990.  Mr. O’Keeffe holds the Chartered Financial Analyst designation and is a graduate of Pomona College, B.A., Claremont College, M.A., and the University of California, Los Angeles, M.B.A.

John Breit.  Mr. Breit is Managing Director, Head of GMI Risk Analysis and Advisory.  He was previously Head of Market Risk at Merrill and, prior to that, Head of Risk

Management at Donaldson, Lufkin & Jenrette.  Mr. Breit is a graduate of Yale University and has a Ph.D. in theoretical physics from Columbia University.

Gary Dugan.  Mr. Dugan joined Merrill Lynch in August 2007 as Chief Investment Officer for Global Wealth Management Client, Europe, the Middle East and Africa (EMEA).  He has worked for 25 years across discretionary and advisory businesses. In the newly-created role of CIO, Mr. Dugan provides investment leadership to both the discretionary and advisory businesses.  Mr. Dugan joined from Barclays Wealth where he was Managing Director and Head of Research and Investment Strategy.  From 1993 to 2004, Mr. Dugan was a Managing Director and Global Markets Strategist for JPMorgan Institutional Investment Management and the Private Bank.  Mr. Dugan has a degree in Economics from Salford University, is an associate of the UK Society of Investment Professionals and is a member of the CFA Institute.

Aamir Sheikh.  Mr. Sheikh joined Merrill Lynch in March of 2006 and is currently a Managing Director in the Global Equity Product Development group where he is responsible for developing and advising on proprietary risk measurement and portfolio construction methodologies.  Prior to joining Merrill Lynch, Mr. Sheikh was Managing Director and head of research at MSCI Barra and held the title of President prior to Morgan Stanley's acquisition of Barra.  Mr. Sheikh was, at various times, responsible for product development, distribution, and content development and delivery.  He was instrumental in the development of Barra's enterprise risk management efforts and provided significant leadership to Barra's research practice since joining the firm in 1994.  Prior to joining Barra, Mr. Sheikh taught finance at Indiana University and Washington University in St. Louis.  Mr. Sheikh has a PhD in finance from the University of California, Berkeley and an A.B. summa cum laude from Columbia University in New York City, where he was elected to Phi Beta Kappa.

Tony Stanton.  Mr. Stanton joined Merrill Lynch in April of 2007 and is currently head of the Managed Product Group and Chief Investment Officer for Global Wealth Management, Pacific Rim.   He is responsible for the development of investment strategy, investment manager due diligence, managed product sales, as well as the Trust and Insurance referral businesses for the region.  Prior to joining Merrill Lynch, Mr. Stanton held various positions within the Citigroup organization dating back to 1994. His most recent role was with Citigroup Private Bank where he was Managing Director and head of Research and Investment Strategy for the Global Wealth Management Asia Pacific and Middle East region.  He has been based in Hong Kong since 1997, and was responsible for building and managing the first offshore presence for the Smith Barney Consulting Group.  Prior to Citigroup, he worked with the PRIME Asset Consulting Division of Kidder Peabody as well as SEI Corp in New York. Mr. Stanton holds a Bachelor of Arts from Dickinson College in Carlisle, Pennsylvania.

Chris Wolfe.  Mr. Wolfe provides investment leadership and guidance on asset allocation and portfolio construction to Private Wealth Advisors that serve ultra-high new worth clients.  Prior to joining Merrill Lynch, he was a partner and portfolio manager at Dover Management LLC.  In this role, he was responsible for managing a “large-cap” U.S. equity mutual fund and a U.S. equity hedge fund.  Prior to joining Dover, Mr. Wolfe was at JPMorgan from 1997 to 2004 where he was a Managing Director and Head of Global Equities for JPMorgan Private Bank.  Mr. Wolfe was the leader of the private bank’s Equity Strategy Team and a senior member of the Investment Policy and Asset Allocation teams.  Mr. Wolfe is a Chartered Financial Analyst (CFA) and Certified Financial Planner (CFP), and received his M.B.A. from Columbia University and B.S. from the University of Rhode Island.  He is a Member of the CFA Institute, Member of the New York Society of Security Analysts (NYSSA) and a Member of the Financial Planning Association.

Involvement in Certain Legal Proceedings

During the five years preceding the date of this filing, there have been no material administrative, civil or criminal actions, including actions pending, on appeal or concluded, against the Systematic Momentum CTAs or their respective principals.

Item 6:  EXECUTIVE COMPENSATION

The officers of the Manager are remunerated by Merrill Lynch in their respective positions. The Fund does not itself have any officers, directors or employees. As described in Item 1 above, the Fund pays the Manager, MLPF&S, MLIB and the Systematic Momentum CTAs various forms of compensation for the services performed for the Fund described above.  The officers receive no “other compensation” from the Fund. There are no compensation plans or arrangements relating to a change in control of either the Fund or the Manager.

Item 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Between Merrill Lynch and the Fund

Certain of the service providers to the Fund, other than the Systematic Momentum CTAs, the Fund’s independent auditors and outside counsel to Merrill Lynch, are affiliates of Merrill Lynch, including the exclusive clearing broker for the Systematic Momentum FuturesAccess Funds, MLPF&S.  The Manager negotiated with the Systematic Momentum CTAs regarding the level of their management fees and performance fees. However, none of the fees paid by the Fund to any Merrill Lynch party were negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.

As noted above, Merrill Lynch retains certain economic benefits from possession of the Fund’s capital, such as the substantial brokerage commissions paid by the Fund to Merrill Lynch, in addition to administrative fees, selling commissions and bid-ask spreads on forward currency trades.  The Fund also will pay Merrill Lynch interest on short-term loans extended by Merrill Lynch to cover losses on foreign currency positions.

Certain entities in the Merrill Lynch organization are the beneficiaries of certain of the revenues generated by the Fund. The Manager controls the management of the Fund and serves as its sponsor. Although the Manager has not sold any assets, directly or indirectly, to the Fund, the Manager makes substantial profits from the Fund due to the foregoing revenues.

No loans have been, are or will be outstanding between the Manager or any of its principals and the Fund.

The Manager pays substantial selling commissions and trailing commissions to MLPF&S for distributing the Units.  The Manager is ultimately paid back for these expenditures from the revenues it receives from the Partnership.

Certain Business Relationships

MLPF&S, an affiliate of the Manager, acts as the principal commodity broker for the Fund. Additionally, the Manager and its affiliates may have derived certain economic benefits from possession of the Fund’s assets, as well as from foreign exchange and EFP trading.

See Item 1 “Narrative Description of Business — Charges” for a discussion of other business dealings between the Manager and the Fund.

Indebtedness of Management

The Fund is prohibited from making any loans to management or otherwise.

Item 8:  LEGAL PROCEEDINGS

There have been no administrative, civil or criminal actions, whether pending or concluded, against Merrill Lynch or any of its individual principals during the past ten years which would be considered "material" as that term is used in Item 103 of Regulation S-K, except as described below:

On April 6, 2000, MLPF&S consented to an Order Instituting Administrative Proceedings, Making Findings of Fact, Issuing a cease-and-desist order, and Imposing Remedial Sanctions by the SEC, in a matter captioned, “In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated,” SEC Administrative Proceeding File No. 3-10180, pursuant to which MLPF&S, without admitting or denying the allegations against it, consented to a finding by the SEC that MLPF&S had willfully violated Sections 17(a)(2) and 17(a)(3) of the Securities Act.  MLPF&S agreed to cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act, and to pay a total of $5.6 million in penalties and other payments.

On May 21, 2002, MLPF&S, with no admission of wrongdoing or liability, agreed to pay $48 million to the State of New York, $50 million to the remaining states, Washington, D.C. and Puerto Rico and $2 million to the North American Securities Administrators Association relating to an investigation conducted by the New York Attorney-General concerning research practices.

On March 19, 2003, Merrill Lynch & Co., Inc., the parent company and an approved person of MLPF&S, consented to an injunctive action instituted by the SEC.  In its complaint, the SEC alleged that, in 1999, Merrill Lynch aided and abetted Enron Corp.’s (“Enron”) violations of Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) of the Exchange Act

and Rules 10b-5, 12b-20, 13a-1, 13a-3 and 13b2-1 thereunder, as a result of Merrill Lynch engaging in certain year-end transactions designed and proposed by Enron.  Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, and agreed to pay disgorgement, penalties and interest in the amount of $80 million.  In its release announcing the settlement, the SEC acknowledged that in agreeing to resolve this matter on the terms described above, the SEC took into account certain affirmative conduct by Merrill Lynch.

In April 2003, MLPF&S entered into a settlement with the SEC, the NASD and the New York Stock Exchange (“NYSE”) as part of a joint settlement with the SEC, the NASD and the NYSE arising from a joint investigation by the SEC, the NASD and the NYSE into research analyst’s conflicts of interest.  Pursuant to the terms of the settlement with the SEC, NASD and NYSE, MLPF&S, without admitting or denying the allegations, consented to a censure.  In addition, MLPF&S agreed to a payment of:  (i) $100 million, which was offset in its entirety by the amount already paid by MLPF&S in the related proceeding with the State of New York and the other states; (ii) $75 million to fund the provision of independent research to investors; and (iii) $25 million to promote investor education.  The payments for the provision of independent research to investors and to promote investor education are required to be made over the course of the next five years.  MLPF&S also agreed to comply with certain undertakings.

On July 31, 2007, the CFTC issued an order against the Manager and its affiliate Merrill Lynch Investment Managers, LLC (“MLIM”), to which the Manager and MLIM consented, containing findings, which the Manager and MLIM neither admitted nor denied, that the Manager and MLIM filed with NFA a number of annual reports for commodity pools for which they acted as CPOs after the deadline established by the CFTC’s regulations, in violation of CFTC Regulation 4.22(c).  MLIM and the Manager were ordered to cease and desist from violating Regulation 4.22(c) and to pay a civil penalty in the amount of $500,000.

Additionally, Merrill Lynch has been involved in certain administrative proceedings with the SEC, including those described below.

On January 11, 1999, Merrill Lynch, without admitting or denying the findings contained therein, consented to the issuance of an Order by the SEC in which the SEC found that Merrill Lynch engaged in or caused fraudulent quotations in certain Nasdaq securities, failed to keep accurate books and records for certain transactions, and failed to exercise reasonable supervision. Based on these findings, the Order required that Merrill Lynch: (i) cease and desist from committing or causing any violation or future violations of Sections 15(c)(1) and (2) and 17(a) of the Exchange Act; (ii) pay a civil penalty of $472,500; (iii) provide a description of policies and procedures to an independent consultant and implement any recommended changes, if any, required by the independent consultant.

On August 24, 1998, Merrill Lynch, without admitting or denying the findings contained therein, consented to the issuance of an Order by the SEC in which the SEC found that

Merrill Lynch engaged in negligent conduct in its underwriting of municipal securities issued by Orange County entities in 1994. Based on these findings, the Order required that Merrill Lynch: (i) cease and desist from committing or causing any violation or future violation of Sections 17(a)(2) and (3) of the Securities Act, Section 15B(c)(1) of the Exchange Act, and Municipal Securities Rulemaking Board Rule G-17; (ii) pay a civil money penalty in the amount of $2 million; and (iii) maintain the policies and procedures relating to municipal securities underwriting that it had implemented before institution of the Order.

Item 9:  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market information

There is no trading market for the Units, and none is likely to develop. Units may be redeemed or transferred subject to the conditions imposed by the Operating Agreement.  As of October 5, 2007, ML Fund Investors, Inc. held 31,078,554 Class D Units in the Fund, representing approximately 43% of the Fund’s outstanding units.

Dividends

The Manager has sole discretion in determining what distributions, if any, the Fund will make to its investors.

Item 10:  RECENT SALES OF UNREGISTERED SECURITIES

As of September 30, 2007, the Fund had issued Units at monthly closings as set forth in the following chart.

Date of Closing:	Total Number of Investors at Closing:	Number of Units Sold at Closing:	Offering Price at Closing:
March 31, 2007	1	80,000,000	$80,000,000
April 30, 2007	1	—	—
May 31, 2007	1	—	—
June 30, 2007	14	362,077	$362,077.00
July 31, 2007	84	14,325,610	$15,190,958.03
August 31, 2007	215	7,284,531	$7,269,613.91
September 30, 2007	377	18,791,492	$17,684,499.03

Each of the foregoing Units was privately offered and sold only to “accredited investors” as defined in Rule 501(a) under the Securities Act in reliance on the exemption from registration provided by Rule 506 under the Securities Act.  No underwriting discounts or underwriting commissions were paid in connection with such sales.

Item 11:   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The securities to be registered consist of Units of Limited Liability Company Interests.

The Fund’s Operating Agreement effectively gives the Manager full control over the management of the Fund.  Investors have no voice in its operations.  The Manager is exculpated and indemnified by the Fund against claims sustained in connection with the Fund, provided that such claims were not the result of gross negligence or intentional misconduct and that the Manager determined that such conduct was in the best interests of the Fund.

Although investors have no right to participate in the control or management of the Fund, they are entitled to: (i) vote on or approve certain changes to the Operating Agreement or the term of the Fund, (ii) receive annual audited financial statements, monthly information as the CFTC requires and timely tax information; (iii) inspect the Fund’s books and records; (iv) redeem Units; and (v) remove the Manager as manager of the Fund in accordance with the procedure as set forth in the next paragraph.

Upon at least 60 days’ written notice to the Manager and all investors in the Fund, the Manager may be required to withdraw as manager of the Fund by a vote of members owning not less than 50% of the Units of the Fund.  Any such removal will be effective as of the end of the calendar quarter in which such vote occurs.

Investors or their duly authorized representatives may inspect the Fund’s books and records, for any purpose reasonably related to their status as members in the Fund, during normal business hours upon reasonable written notice to the Manager.  They may obtain copies of such records upon payment of reasonable reproduction costs.

The Operating Agreement provides for the economic and tax allocations of the Fund’s profit and loss.  Capital accounts have been established for each Unit, and for the Manager on a Unit-equivalent basis.  Economic allocations are based on investors’ capital accounts (including the Manager’s capital account), and the tax allocations generally attempt to equalize tax and capital accounts by, for example, making a priority allocation of taxable income to investors who redeem at a profit. For the purposes of  maintaining capital accounts, amounts payable to the Manager for items such as services fees are treated as if paid or payable to a third party and are not credited to the capital account or interest held in the Fund held by the Manager.

The Manager may amend the Operating Agreement in any manner not adverse to the investors without obtaining their consent.  These amendments can be for clarification of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations or any other changes the Manager deems advisable.

The Fund has agreed to indemnify the Manager, as manager, for actions taken on behalf of the Fund, provided that the Manager’s conduct was in the best interests of the Fund and the conduct was not the result of gross negligence or intentional misconduct.

Dividend Rights.  Distributions may be made in the Manager’s discretion, although it does not contemplate making any.

Redemption Provisions.  Units may be redeemed as of the end of any calendar month upon 10 days’ oral or written notice. Investors who have Merrill Lynch customer securities accounts may give such notice by contacting their Merrill Lynch Financial Advisor, orally or in writing; investors who no longer have a Merrill Lynch customer securities account must submit written notice of redemption, with signature guaranteed by a United States bank or broker-dealer, to the Manager. The Fund does not charge  a redemption fee. Units are redeemable at the net asset value thereof as of the close of business on the date of their redemption, minus any accrued fees (including Performance Fees) and brokerage commissions, and payment will be distributed generally approximately 10 business days after the effective date of redemption, although there can be no assurance of the timing of such payment.

Voting Rights. None of the Units carry any voting rights.  However, the owners of the Units do have the power to approve the dissolution of the Fund at a specified time and to approve an amendment to the Operating Agreement by obtaining the consent of more than fifty percent of the aggregate value of the Units then owned by the investors.

Liquidation Rights. Upon the occurrence of an event causing the dissolution of the Fund, payment of creditors and distribution of the Fund’s assets will be effected as soon as practicable in accordance with the Delaware Limited Liability Company Act.  In such event, the Manager and each investor will share in the assets of the Fund pro rata in accordance with its or his respective interests in the Fund, less any amount owing by such investor to the Fund.

Liability Imposed on the Stockholders. Except as otherwise provided by law, liability of investors for the liabilities of the Fund is limited to the capital contribution of the investor plus its or his share of undistributed profits and assets, if any, including any obligation under law to return to the Fund distributions and returns of contributions.

Restriction on Alienability. Units are subject to restriction on alienability.  Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Fund by an investor may only be effected by giving written notice to and receiving the written consent of the Manager and must be in compliance with federal and state securities laws.

Item 12:  INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Fund shall indemnify and hold harmless the Manager, its affiliates, and their respective officers, employees, representatives and agents (each, a “Manager Party” and, collectively, the “Manager Parties”) from and against any claims, costs, expenses, damages or losses (including, without limitation, from and against any judgment, settlement, attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding) suffered or sustained by any of them by reason of the fact that a Manager Party is or was connected in any respect with the Fund; provided, that the conduct or omission which led to such claim, cost, expense, damage or loss was in, or not opposed to, the best interests of the Fund and that such conduct or omission did not constitute gross negligence or intentional misconduct on the part of such Manager Party.

The Fund shall advance payments asserted by a Manager Party to be due under the preceding paragraph pending a final determination of whether such indemnification is, in fact, due; provided, that such Manager Party agrees in writing to return any amounts so advanced (without interest) in the event such indemnification is finally determined not to be due.

Whether or not a Manager Party is entitled to indemnification shall be determined by the judgment of independent counsel as to whether such Manager Party has reasonable grounds for asserting that indemnification is so due, unless otherwise determined by a court, arbitral tribunal or administrative forum.

In the event the Fund is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any investor’s activities, obligations or liabilities unrelated to the Fund’s business, such investor shall indemnify and reimburse the Fund for all loss and expense incurred, including attorneys’ fees.

Item 13:  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Fund commenced operations on April 2, 2007 and financial statements are included in the Financial Data section of this filing, beginning at page F-1 hereto.  The supplementary financial information specified in Item 302 is not applicable.

Item 14:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 15:  FINANCIAL STATEMENTS AND EXHIBITS

(a)	Exhibits

The following documents (unless otherwise indicated) are filed herewith and made part of this Registration Statement.

Exhibit Designation	Description	Page Number
3.1	Certificate of Formation of ML Systematic Momentum FuturesAccess LLC
4.1	Limited Liability Company Operating Agreement of ML Systematic Momentum

FuturesAccess LLC
4.2	FuturesAccess Program Subscription and Exchange Agreement and Signature Pages
10.2	Form of Selling Agreement among ML Systematic Momentum FuturesAccess LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Alternative Investments LLC

ML SYSTEMATIC MOMENTUM
FUTURESACCESS LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition as of April 2, 2007

ML SYSTEMATIC MOMENTUM FUTURESACCESS LLC
(A Delaware Limited Liability Company)

Deloitte & Touche LLP 750 College Road East Third Floor Princeton, NJ 08540 USA Tel: +1 609 514 3600

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ML Systematic Momentum FuturesAccess LLC,

We have audited the accompanying statement of financial condition of ML Systematic Momentum FuturesAccess LLC (the “Fund”) as of April 2, 2007. This financial statement is the responsibility of the Fund’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ML Systematic Momentum FuturesAccess LLC as of April 2, 2007, in conformity with accounting principles generally accepted in the United States of America.

November 5, 2007

3

ML SYSTEMATIC MOMENTUM FUTURESACCESS LLC
(A Delaware Limited Liability Company)

Financial Statement
SYSTEMATIC MOMENTUM FUTURESACCESS LLC
(A Delaware limited liability company)

Statement of Financial Condition as of April 2, 2007

ASSETS:
Investments in Portfolio Funds (Cost $80,000,000)	$80,000.000
Deferred offering costs	120,000
TOTAL ASSETS	$80,120,000

LIABILITY AND MEMBER’S CAPITAL
LIABILITY:
Offering costs payable	$120,000

MEMBER’S CAPITAL
Member’s Interest ($80,000,000 Units Outstanding, unlimited Units authorized)	80,000,000

TOTAL LIABILITY AND MEMBER’S CAPITAL	$80,120,000

NET ASSET VALUE PER UNIT – Class D	$1.00

See notes to Financial Statement.

ML SYSTEMATIC MOMENTUM FUTURESACCESS LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ML Systematic Momentum FuturesAccess LLC (the “Fund”), a Merrill Lynch FuturesAccess Program (the “Program”) fund, was organized under the Delaware Limited Liability Company Act on March 8, 2007. The Fund engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Merrill Lynch Alternative Investments LLC (“MLAI”) is the Sponsor and Advisor of the Fund. MLAI is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Fund’s commodity broker.

The Program is a group of commodity pools sponsored by MLAI (each pool is a “Program Fund” or collectively, “Program Funds”) each of which places substantially all of its assets in a managed futures and forward trading account managed by a single commodity trading advisor.  Each Program Fund is generally similar in terms of fees, Classes of Units and redemption rights. Each of the Program Funds implements a different trading strategy.

The Fund offers four Classes of Units: Class A, Class C, Class D, and Class I. Each Class of Units will be offered at $1.00 per Unit during the initial offering period and subsequently is offered at Net Asset Value per Unit for all other  purposes (see Note 4). The four Classes of Units are subject to different sponsor fees. Only Class D has been offered as of April 2, 2007 to ML Fund Investors Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

No provision for income taxes has been made in the accompanying financial statement as each Member is individually responsible for reporting income or loss based on such Member’s share of the Fund’s income and expenses as reported for income tax purposes.

Dissolution of the Fund

The Fund may terminate if certain circumstances occur, as set forth in the offering memorandum.

 Indemnifications

In the normal course of business, the Fund enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications.  The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred.  The Fund expects the risk of any future obligation under these indemnifications to be remote.

2.  INVESTMENTS IN PORTFOLIO FUNDS

The eight funds (“Portfolio Funds”) in which the Fund is invested as of April 2, 2007 are: ML Altis FuturesAccess LLC (“Altis”), ML Aspect FuturesAccess LLC (“Aspect”), ML Chesapeake FuturesAccess LLC (“Chesapeake”), ML Transtrend DTP Enhanced FuturesAccess LLC (“Transtrend”), ML Winton FuturesAccess LLC (“Winton”), ML John Locke FuturesAccess LLC (“John Locke”), ML AlphaSimplex FuturesAccess LLC (“AlphaSimplex”) and ML GSA FuturesAccess LLC (“GSA”). MLAI may in its discretion, change the Portfolio Funds at any time. MLAI, also at it discretion may vary the percentage of the Fund’s total portfolio allocated to the different Portfolio Funds. There is no pre-established range for the minimum and maximum allocations that may be made to any given Portfolio Fund.

As of April 2, 2007, Investments in Portfolio Funds are as follows:

Portfolio Fund	Fair Value	Percentage of Investment
Altis	$12,000,000	15.0%
Aspect	$12,000,000	15.0%
Chesapeake	$12,000,000	15.0%
Transtrend	$12,000,000	15.0%
Winton	$12,000,000	15.0%
John Locke	$8,000,000	15.0%
AlphaSimplex	$6,000,000	15.0%
GSA	$6,000,000	15.0%

Total Investments in Portfolio Funds at Fair Value (Cost $80,000,000)	$80,000,000	100.0%

3.  ADVISORY AGREEMENTS

Each Portfolio Fund implements a systematic-based managed future strategy under the direction of its trading advisor which is listed below:

Portfolio Fund	Advisor	Next Renewal Date of Advisory Agreement
Altis	Altis Partners (Jersey) Limited	December 31, 2016
Aspect	Aspect Capital Management	December 31, 2011
Chesapeake	Chesapeake Capital Corporation	December 31, 2016
Transtrend	Transtrend BV	December 31, 2018
Winton	Winton Capital Corporation	December 31, 2014
John Locke	John Locke Investments SA	December 31, 2016
AlphaSimplex	AlphaSimplex Group, LLC	December 31, 2016
GSA	GSA Capital Partner, LLP	June 30, 2012

4.  DEFERRED OFFERING COSTS

For financial reporting purposes, in conformity with US GAAP, the Fund amortizes over a twelve-month period the total initial offering costs payable to MLAI for purposes of determining Net Asset Value.  For all other purposes, including computing Net Asset Value for purposes of member subscription and redemption activity, such costs are amortized over 60 months.

5.  RECENT ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  FAS 157 establishes a common definition for fair value under accounting principles generally accepted in the United States of America, establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007.  The Fund is currently evaluating the impact of adopting FAS 157 on its financial statement.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form 10 of our report dated November 5, 2007 relating to the statement of financial condition of ML Systematic Momentum FuturesAccess LLC as of April 2, 2007, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Princeton, New Jersey
November 12, 2007

AUDITED BALANCE SHEET OF THE MANAGER

Merrill Lynch Alternative
Investments LLC

Consolidated Balance Sheet as of
December 29, 2006, and
Independent Auditors’ Report

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1

CONSOLIDATED BALANCE SHEET	2

NOTES TO CONSOLIDATED BALANCE SHEET	3-6

Deloitte & Touche LLP Two World Financial Center New York, NY 10281-1414 USA Tel: +1 212 436 2000 Fax: +1 212 436 5000 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
Merrill Lynch Alternative Investments LLC:

We have audited the accompanying consolidated balance sheet of Merrill Lynch Alternative Investments LLC (the “Company”) as of December 29, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Alternative Investments LLC as of December 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

March 30, 2007

Member of Deloitte Touche Tohmatsu

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 29, 2006

ASSETS

CASH	$1,457,935

INVESTMENTS IN AFFILIATED PARTNERSHIPS	13,002,453

INVESTMENTS IN TRADING LLCs	20,078,409

DUE FROM PARENT	843,073,049

RECEIVABLES FROM AFFILIATED PARTNERSHIPS	50,080,589

OTHER RECEIVABLES (net of allowance for doubtful accounts of $2,761,205)	19,497,029

OTHER ASSETS	569,441

TOTAL	$947,758,905

LIABILITIES AND MEMBER’S CAPITAL

LIABILITIES:
Accounts payable and accrued expenses	$3,025,811
Due to affiliates	439,516,829

Total liabilities	442,542,640

Minority Interest	19,868,925

MEMBER’S CAPITAL	485,347,340

TOTAL	$947,758,905

See notes to consolidated balance sheet.

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 29, 2006

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—Merrill Lynch Alternative Investments LLC (the “Company”), is a limited liability company formed under the laws of the State of Delaware and is a direct, wholly-owned subsidiary of Merrill Lynch Investment Managers, L.P. (“MLIM LP”) which, in turn, is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc (“Merrill Lynch” or “ML&Co”). The Company is registered with the Commodities Futures Trading Commission as a commodity pool operator and as a commodity trading advisor, and is registered with the U.S. Securities and Exchange Commission (“SEC”) as an investment adviser and transfer agent.

The Company serves as the sole General Partner of ML Select Futures I L.P. and ML JWH Strategic Allocation Fund L.P.,  (collectively, the “Affiliated Partnerships”) and is also the General Partner of ML John W. Henry & Co./Millburn L.P. (Series A, B, and C) (the “Fund”). The Company has sponsored and is the sole managing member of the onshore Futures Access, Hedge Access, and Alpha Access programs. The Futures Access program is a professionally managed portfolio, trading in a wide range of markets via futures, forward and options contracts through commodity trading advisors. The Hedge Access program is a private pool of assets that may invest in diverse array of investments, from basic stocks and bonds to complex derivatives. The Alpha Access program invests substantially all of its capital in a private investment fund that combines an Alpha source which is an actively managed alternative investments strategy with a Beta source, synthetically replacing a traditional financial benchmark through futures contracts, swaps or other derivative instruments. The Company also serves as the general partner to various entities for the onshore Bespoke Account Platform and Investment Manager to various entities for the offshore Bespoke Account Platform. The Bespoke Account Platform specifically tailors portfolios to clients needs utilizing Hedge Access, Futures Access, Managed Account Platforms and other affiliated ventures as well as investing directly in hedge funds. The Company is an investment adviser for the Merrill Account Platform (“MAP”). This is a managed-account platform designed to allow an array of investors access to the hedge fund market through a series of tailored products and next generation multi-manager solutions and structured products. The Company is also the managing trustee of certain Private Equity funds. Private Equity funds are pools of actively managed capital organized to invest in privately held and certain public companies. Additionally, the Company has sponsored or initiated the formation of various offshore entities engaged in the trading of futures, options on futures, forwards and options on forward contracts. The Company also sponsors various onshore and offshore funds that invest in other partnerships.

On September 29, 2006, Merrill Lynch completed the merger of its investment management business (“MLIM”) with Blackrock, Inc. (“Blackrock”) (the “Blackrock merger”). In connection with the Blackrock merger, the Company transferred to Blackrock, at its carrying value,  certain assets and liabilities related to MLIM LP’s Fund of Funds business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—The consolidated balance sheet, which includes all wholly-owned subsidiaries and the Fund in which the Company has a controlling interest, has been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), which includes industry practices.

The Partnership agreements where the Company is a general partner generally provide its limited partners the rights to remove the Company as the general partner.  The Company consolidates those partnerships where the limited partners have not been provided such rights.

Basis of Presentation—All balances between the Company and its subsidiaries have been eliminated on consolidation.

Use of Estimates—The preparation of the consolidated balance sheet in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheet. Such estimates include assumptions used in valuations and allowances. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

Investments in Affiliated Partnerships—The Company’s investments in its Affiliated Partnerships are valued using the Affiliated Partnerships’ net asset value.

Investments in Trading LLCs—The Fund’s investments in private limited liability companies, ML JWH Financials and Metals Portfolio LLC (“JWH LLC”) and ML Millburn Global LLC (“Millburn LLC”), (together, “Trading LLCs”)  are reflected at fair value based upon the Fund’s interest in the Trading LLCs. Fair value of the investments in the Trading LLCs is equal to the market value of the net assets of the Trading LLCs allocable to the Fund as an investor. At December 31, 2006, the Fund had investments in JWH LLC and Millburn LLC of $10,039,205 and $10,039,204, respectively.

Cash, Receivables from Affiliated Partnerships, Other Receivables, Other Assets, Accounts Payable and Accrued Expenses—The carrying amounts of these items approximate their fair value as of December 29, 2006 given that the nature of the accounts are either liquid or requiring settlement in the short term, defined as less than one year.

Minority Interest—Minority Interest represents balances in limited partners’ capital accounts in the Fund consolidated by the Company.

New Accounting Pronouncements— In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities (“SFAS No. 159”). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 with early adoption permitted. The Company intends to adopt SFAS No. 159 during fiscal 2007 and  is currently assessing the impact of adoption on the Consolidated Balance Sheet.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS No.157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure requirements about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company intends to adopt SFAS No. 157 during fiscal 2007 and is currently assessing the impact of adoption on the Consolidated Balance Sheet.

3.	RELATED PARTIES

ML&Co. is the holder of the Company’s excess cash, which is available on demand to meet current liabilities as they arise. ML&Co. credits the Company with interest, at a floating rate approximating ML&Co.’s average borrowing rate, based on the Company’s average daily balance receivable. At December 29, 2006, $846,443,805 was subject to this agreement.  This amount is included in Due From Parent on the Consolidated Balance Sheet and is net of a payable to ML&CO of $3,370,756.  At December 29, 2006, the Company had receivables from Affiliated Partnerships for certain administrative, management and redemption fees. Additionally, the Company had receivables from certain Affiliated Partnerships for organizational and initial offering costs paid on behalf of such funds, which are being reimbursed to the Company over various time periods (not exceeding two years). The sum of these receivables was $50,080,589.

At December 29, 2006, the Company had payables to the following affiliates:

MLIM LP	$430,557,899

Merrill Lynch International	8,085,659

Merrill Lynch Pierce, Fenner and Smith	873,271

Total	$439,516,829

4.	INVESTMENTS IN AFFILIATED PARTNERSHIPS

The limited partnership agreements of certain Affiliated Partnerships require the Company to maintain minimum capital contributions of 1% of the Affiliated Partnerships’ net assets.

At December 29, 2006, the Company’s investments in its Affiliated Partnerships were as follows:

ML Select Futures I L.P.	$3,608,020

ML JWH Strategic Allocation Fund L.P.	9,394,433

Total	$13,002,453

The following represents condensed combined financial information of the Affiliated Partnerships as of December 29, 2006:

Affiliated Partnerships' Balance Sheet	Assets	Liabilities	Partner's Capital

ML Select Futures I L.P.	$333,002,020	$6,829,450	$326,172,570
ML JWH Strategic Allocation Fund L.P.	$844,392,412	$52,089,350	$792,303,062

The Company’s Affiliated Partnerships trade various futures, options on futures, forwards and options on forward contracts or hold positions in underlying funds, which trade such instruments. Risk to such partnerships arises from the possible adverse changes in the market value of such contracts and the potential inability of counterparties to perform under the terms of the contracts. The risk to the Company is represented by the portion of its investments in Affiliated Partnerships derived from the unrealized gains contained in such Partnerships’ net asset values.

5.	COMMITMENTS AND CONTINGENCIES

Litigation- As of December 29, 2006, ML&Co. and/or certain of it’s subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts.  Although the Company cannot predict what the eventual loss or range of loss related to such matters will be, the Company believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company, as set forth in the Consolidated Balance Sheet, but may be material to the Company’s operating results for any particular period. However, as of December 29, 2006, there is no pending litigation against the Company.

6.	INCOME TAXES

The Company is a single member limited liability company, and as such the Member of the Company is subject to federal and state taxation based on its distributive share of items of income, gain, loss and expense of the Company.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2007	ML SYSTEMATIC MOMENTUM FUTURESACCESS LLC By: Merrill Lynch Alternative Investments, LLC Manager

By: /s/ Barbara E. Kocsis Name: Barbara E. Kocsis Title: Chief Financial Officer